UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2013

Commission File No.: 001-33905

UR-ENERGY INC.

(Translation of the registrant’s name into English)

10758 W Centennial Road, Suite 200

Littleton, Colorado 80127

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐  Form 40- F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UR-ENERGY INC.

Date: March 27, 2013	By:	/s/ Roger Smith
Roger Smith, Chief Financial Officer

UR-ENERGY INC.
10758 West Centennial Road, Suite 200
Littleton, Colorado 80127 USA

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders (the “Meeting”) of Ur-Energy Inc. (the “Corporation”) will be held at the Hampton Inn & Suites, 3095 West County Line Road, Littleton, Colorado 80129 on Thursday, April 25, 2013 commencing at 1:00 p.m. (MDT) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2012, together with the report of the auditor thereon;
2.	to elect directors;
3.	to re-appoint PricewaterhouseCoopers LLP as auditors of the Corporation and to authorize the directors to fix the remuneration of the auditor;
4.	to (i) ratify, confirm and approve the renewal of the Ur-Energy Inc. Amended Restricted Share Unit Plan (the “RSU Plan”), and (ii) approve and authorize for a period of three years all unallocated restricted share units issuable pursuant to the RSU Plan (together, the “RSU Plan Resolution”); and
5.	to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this notice are the management proxy circular, containing details of the matters to be dealt with at the Meeting, and a form of proxy. If you have requested a copy of the audited consolidated financial statements of the Corporation for the year ended December 31, 2012, and management’s discussion and analysis thereon, they are also enclosed.

Shareholders who are unable to attend the Meeting in person are requested to complete and sign the accompanying form of proxy and return it by mail or by Internet. To be effective, proxies must be received by the Corporation’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, or by Internet (www.investorvote.com) or by telephone at 1-866-732-8683 prior to 5:00 p.m. (MDT) on Tuesday, April 23, 2013 or if the Meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to when any adjournment thereof is to be held, or may be deposited with the Chair of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

DATED at Littleton, Colorado, this 19th day of March, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Penne A. Goplerud
Corporate Secretary

UR-ENERGY INC.
10758 West Centennial Road, Suite 200
Littleton, Colorado 80127 USA

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This management proxy circular (the “Circular”) is furnished in connection with the solicitation by the management of Ur-Energy Inc. (the “Corporation” or “Ur-Energy”) of proxies for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at the Hampton Inn & Suites, 3095 West County Line Road, Littleton, Colorado 80129 on Thursday, April 25, 2013 commencing at 1:00 p.m. (MDT), and at any adjournment thereof, for the purposes set forth in the Notice of Meeting (the “Notice”). The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers, employees or representatives of the Corporation. All costs of solicitation will be borne by the Corporation. The information contained herein is given as at March 19, 2013, unless otherwise indicated.

All dollar amounts in this Circular are in Canadian dollars, except where indicated otherwise. References to “$” are to Canadian dollars and reference to “US$” are to United States dollars. On March 19, 2013, the noon exchange rate of Canadian currency in exchange for United States currency, as reported by the Bank of Canada, was CDN$1.00 = US$1.0274.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person’s name in the blank space provided in the form of proxy and striking out the other names or by completing another proper form of proxy.

VOTING INSTRUCTIONS

Registered Shareholders

There are two methods by which registered shareholders (“Registered Shareholders”), whose names are shown on the books or records of the Corporation as owning common shares (“Common Shares”), can vote their Common Shares at the Meeting either in person at the Meeting or by proxy. Should a Registered Shareholder wish to vote in person at the Meeting, the form of proxy included with the Circular should not be completed or returned; rather, the Registered Shareholder should attend the Meeting where his or her vote will be taken and counted. Should the Registered Shareholder not wish to attend the meeting or not wish to vote in person, his or her vote may be voted by proxy through one of the methods described below and the shares represented by the proxy will be voted or withheld from voting, in accordance with the instructions as indicated in the form of proxy, on any ballot that may be called for, and if a choice was specified with respect to any matter to be acted upon, the shares will be voted accordingly.

A Registered Shareholder may vote by proxy by using one of the following methods: (i) the paper form of proxy to be returned by mail or delivery; (ii) by Internet; or (iii) by telephone. The methods of using each of these procedures are as follows:

Voting by Mail. A Registered Shareholder may vote by mail or delivery by completing, dating and signing the enclosed form of proxy and depositing it with Computershare Investor Services Inc. (the “Transfer Agent”) using the envelope provided or by mailing it to Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or to the Corporate Secretary of the Corporation at 10758 West Centennial Road, Suite 200, Littleton, Colorado 80127 for receipt no later than 5:00 p.m. (MDT) on Tuesday, April 23, 2013, or if the Meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by Internet. A Registered Shareholder may vote by Internet by accessing the following website: www.investorvote.com. When you log on to the site you will be required to input a control number as instructed on the logon page. Please see additional information enclosed with the Circular on the form of proxy. Registered Shareholders may vote by Internet up to 5:00 p.m. (MDT) on Tuesday, April 23, 2013, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by Telephone. A Registered Shareholder may vote by telephone by calling the toll free number 1-866-732-8683 from a touch tone phone. When you telephone you will be required to input a control number as instructed on the form of proxy. Please see additional information enclosed with the Circular on the form of proxy. Registered Shareholders may vote by telephone up to 5:00 p.m. (MDT) on Tuesday, April 23, 2013, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by mail or the Internet are the only methods by which a Registered Shareholder may choose an appointee other than the Management appointees named on the proxy and must be completed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation or other legal entity, by an authorized officer or attorney.

Non-Registered Shareholders (Beneficial Owners)

In the Circular and the enclosed form of proxy and Notice, all references to shareholders are to Registered Shareholders of Common Shares. Only Registered Shareholders of Common Shares, or the person they appoint as their proxy, are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a “Non-Registered Shareholder” or “Beneficial Owner”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency such as CDS&Co. (the registration name for CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

Common Shares held by your broker or its nominee can only be voted upon your instructions. Without specific instructions, your broker, its agent or its nominee is prohibited from voting your Common Shares. Therefore, beneficial shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

There are two kinds of Beneficial Owners, those who object to their name being made known to the Corporation, referred to as objecting beneficial owners (“OBOs”), and those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Corporation has opted this year to distribute copies of the Notice, Circular, the enclosed form of proxy (collectively, the “Meeting Materials”) to all NOBOs directly through the Transfer Agent. Whereas, the Meeting Materials will continue to be distributed to OBOs through clearing agencies and Intermediaries, who often use a service company (such as Broadridge Financial Solutions, Inc. (“Broadridge”)) to forward meeting materials to Non-Registered Shareholders. The Corporation is not relying on the notice-and-access delivery procedures of NI 54-101 to distribute copies of the Meeting Materials. The Corporation is mailing the management’s discussion and analysis of financial condition and results of operations and audited consolidated financial statements for the fiscal year ended December 31, 2012 only to those shareholders who requested such a mailing.

The Meeting Materials are being sent to both Registered and Non-Registered Shareholders of the securities. If you are a Non-Registered Shareholder, and the Corporation or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of common shares, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send the Meeting Materials to NOBOs directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Objecting Beneficial Owners

Intermediaries are required to forward Meeting Materials to OBOs unless an OBO has waived the right to receive them. Generally, OBOs who have not waived the right to receive Meeting Materials will usually receive a voting instruction form (“VIF”) from Broadridge in lieu of the form of proxy from the Corporation. The VIF will name the same persons as the proxy to represent the shareholder at the Meeting. A shareholder has the right to appoint a person (who need not be a shareholder of Ur-Energy) other than persons designated in the VIF, to represent the shareholder at the Meeting. To exercise this right, the shareholder should insert the name of the desired representative in the blank space provided in the VIF. You are asked to complete and return the VIF to Broadridge by mail or facsimile. Alternatively, you can call Broadridge’s toll free telephone number or access Broadridge’s Internet website to vote your Common Shares. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it cannot be used as a proxy to vote Common Shares directly at the Meeting as the VIF must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted or to appoint an alternative representative to attend at the Meeting in person to vote such Common Shares.

Non-Objecting Beneficial Owners

NOBOs can expect to receive the Meeting Materials with a VIF from the Transfer Agent. These VIFs are to be completed and returned to the Transfer Agent by mail or by following the instructions contained on the VIF for telephone or Internet voting. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs received. If you receive a VIF from the Transfer Agent, it cannot be used as a proxy to vote Common Shares directly at the Meeting as the VIF must be returned to the Transfer Agent well in advance of the Meeting in order to have the Common Shares voted or to appoint an alternative representative to attend at the Meeting in person to vote such Common Shares.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares they beneficially own. Should a Non-Registered Shareholder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the form.

In any event, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and Broadridge or other service company, or the Transfer Agent, as the case may be.

REVOCATION OF PROXIES

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so (i) by delivering another properly executed proxy bearing a later date and depositing it as aforesaid, including within the prescribed time limits noted above; (ii) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder’s attorney authorized in writing (A) at the head office of the Corporation with the Corporate Secretary at 10758 West Centennial Road, Suite 200, Littleton, Colorado 80127 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (B) with the Chair of the Meeting, prior to its commencement, on the day of the Meeting, or at any adjournment thereof; (iii) by attending the Meeting in person and so requesting; or (iv) in any other manner permitted by law.

A Non-Registered Shareholder may revoke a VIF or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a VIF or a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING AND DISCRETION OF PROXIES

On any ballot that may be called for, the shares represented by proxies in favor of the persons named by management of the Corporation will be voted for or against, or voted for or withheld from voting on, the matters identified in the proxy, in each case in accordance with the instructions of the shareholder. In the absence of any instructions on the proxy, it is the intention of the persons named by management in the accompanying form of proxy to vote FOR the election of management’s nominees as directors; FOR the re-appointment of PricewaterhouseCoopers LLP as auditor and the authorization of the directors to fix the remuneration of the auditor; FOR the Restricted Share Unit Plan Resolution; and in accordance with management’s recommendations with respect to amendments or variations of the matters set out in the Notice or any other matters which may properly come before the Meeting.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters identified in the Notice or any other matters that may properly come before the Meeting. As at the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters that may properly come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As at March 19, 2013, the authorized capital of the Corporation consisted of an unlimited number of Common Shares, of which 121,368,806 Common Shares were issued and outstanding, and an unlimited number of Class A Preference Shares, issuable in series, of which none has been issued. A holder of record of Common Shares as at the close of business on March 19, 2013 (the “Record Date”) is entitled to one vote for each Common Share held by him or her. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

In accordance with the Canada Business Corporations Act, the Corporation will prepare a list of holders of Common Shares on the Record Date. Each holder of Common Shares named in the list at the close of business on the Record Date will be entitled to vote the Common Shares shown opposite his or her name on the list at the Meeting.

As at March 19, 2013, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The articles of the Corporation provide that the board of directors of the Corporation (the “Board of Directors”) shall consist of a minimum of one and a maximum of ten directors, the number of which is currently fixed at six. Election of directors will be conducted on an individual basis, as seen on the proxy or VIF you receive.

The following table lists certain information concerning the nominees for election as directors of the Corporation. The information as to principal occupations and the number of Common Shares beneficially owned or over which control or direction is exercised by each nominee has been furnished by the respective nominees individually as of March 19, 2013.

Name	Position with Corporation and Principal Occupation Within the Past Five Years	Period(s) of Service as a Director	Common Shares Beneficially Owned or Subject to Control or Direction
Jeffrey T. Klenda Colorado, USA	Chair and Executive Director	August 2004 – present	1,634,179

Wayne W. Heili(5) Wyoming, USA	President, Chief Executive Officer and Director	May 2011 – present	112,185

W. William Boberg (5) Colorado, USA	Director, Former President and Chief Executive Officer	January 2006 – present	614,368

James M. Franklin (1)(2)(3)(5) Ontario, Canada	Director, Consulting Geologist/Adjunct Professor of Geology Queen’s University, Laurentian University and University of Ottawa	March 2004 – present	467,521

Paul Macdonell (1)(2)(3)(4)(6) Ontario, Canada	Director Senior Mediator, Government of Canada	March 2004 – present	165,021

Thomas Parker (1)(2)(3)(4)(5) Montana, USA	Director Mining Company Executive	July 2007 - present	36,521

___________

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Treasury & Investment Committee.
(5)	Member of the Technical Committee.
(6)	Mr. Macdonell is a former director of Wedge Energy International Inc. (“Wedge”). Wedge was subject to a Management Cease Trade Order imposed by the Ontario Securities Commission (“OSC”) on May 31, 2007 for the late filing of Wedge’s financial statements for the period ended March 31, 2007. The Order was lifted by the OSC on August 14, 2007.

Jeffrey T. Klenda, 56, B.A.	Chair & Executive Director

Mr. Klenda graduated from the University of Colorado in 1980 and began his career as a stockbroker specializing in venture capital offerings. Prior to founding the Corporation in 2004, he worked as a Certified Financial Planner and was a member of the International Board of Standards and Practices. In 1986, he started Klenda Financial Services, an independent financial services company providing investment advisory services to high-end individual and corporate clients as well as providing venture capital to corporations seeking entry to the U.S. securities markets. In the same year, Mr. Klenda formed Independent Brokers of America, Inc., a national marketing organization. He also served as President of Security First Financial, a company he founded to provide consultation to individuals and corporations seeking investment management and early stage funding. Over the last 30 years, Mr. Klenda has acted as an officer and/or director for numerous publicly traded companies. Mr. Klenda co-founded Ur-Energy in 2004. Mr. Klenda has served as the Chair of the Board of Directors and Executive Director of the Corporation since 2006.

Wayne W. Heili, 47, B.Sc	President, Chief Executive Officer and Director

Mr. Heili is the Corporation’s President and Chief Executive Officer, and is a director (since May 2011).  Prior to being named Ur-Energy’s President and CEO, Mr. Heili served as the Vice President, Mining & Engineering to the Corporation, and briefly as President and Chief Operating Officer.  His career spans more than 20 years in which he has provided engineering, construction, operations and technical support in the uranium mining industry. He spent 16 years in various operations level positions with Total Minerals and Cogema Mining at their properties in Wyoming and Texas. He was Operations Manager of Cogema’s Wyoming in-situ recovery projects from 1998 to 2004. Between 2004 and joining the Corporation, Mr. Heili acted as a consultant for such companies as High Plains Uranium, Energy Metals and Behre Dolbear. His experience includes conventional and in situ recovery uranium processing facility operations. Mr. Heili received a Bachelor of Science in Metallurgical Engineering from Michigan Technological University, with an emphasis in mineral processing. Mr. Heili currently serves as Vice President to the Uranium Producers of America.

W. William (Bill) Boberg, 73, M.Sc., P Geo	Director

Mr. Boberg served as the Corporation’s Chief Executive Officer from January 2006 until July 31, 2011. He also served as President of the Corporation from January 2006 until May 16, 2011. Mr. Boberg has served as a director of the Corporation since January 2006. Mr. Boberg was the Corporation’s senior U.S. geologist and Vice President U.S. Operations (September 2004 to January 2006). Before his initial involvement with the Corporation, he was a consulting geologist having over 40 years’ experience investigating, assessing and developing a wide variety of mineral resources in a broad variety of geologic environments in western North America, South America and Africa. Mr. Boberg has worked for Gulf Minerals, Hecla Mining, Anaconda, Continental Oil Minerals Department, Wold Nuclear, Kennecott, Western Mining, Canyon Resources and Africa Mineral Resource Specialists. Mr. Boberg has over 20 years of experience exploring for uranium in the continental U.S. He discovered the Moore Ranch Uranium Deposit and the Ruby Ranch Uranium Deposit as well as several smaller deposits in Wyoming’s Powder River Basin. He received his Bachelor’s Degree in Geology from Montana State University and his Master’s Degree in Geology from the University of Colorado. He is a registered Wyoming Professional Geologist and fellow of the Society of Economic Geologists. He is a member of the Society for Mining, Metallurgy & Exploration Inc., American Institute of Professional Geologists (for which he is a Certified Professional Geologist), the Denver Regional Exploration Society and the American Association of Petroleum Geologists. Mr. Boberg is also a director for Aura Silver Resources Inc. (since June 2008).

James M. Franklin, 70, Ph. D., FRSC, P. Geo	Director & Chair of the Technical Committee

Dr. Franklin has over 40 years’ experience as a geologist. He is a Fellow of the Royal Society of Canada. Since January 1998, he has been an Adjunct Professor at Queen’s University, since 2001, at Laurentian University and since 2006 at the University of Ottawa. He is a past President of the Geological Association of Canada and of the Society of Economic Geologists. He retired as Chief Geoscientist, Earth Sciences Sector, the Geological Survey of Canada in 1998. Since that time, he has been a consulting geologist and is currently a director of Aura Silver Resources Inc. (since October 2003); of Nuinsco Resources Ltd. (since December 2010); and of Anconia Resources Corp. (since June 2012).

Paul Macdonell, 60, Diploma Public Admin.	Director, Chair of Compensation Committee &Chair of Corporate Governance and Nominating Committee

Mr. Macdonell is a Senior Mediator, Federal Mediation and Conciliation Service for the Government of Canada. Previously Mr. Macdonell was employed since 1976 by the Amalgamated Transit Union, serving as President of the Union from 1996 to 2000 and Financial Secretary 1991 to 1995. Mr. Macdonell was Municipal Councillor of the City of Cumberland from 1978 to 1988 and was on the City’s budget committee during that time. He graduated (diploma) at University of Western Ontario in Public Administration and completed programs at University of Waterloo (Economic Development Certificate), The George Meany Centre in Washington (Labour Studies) and Harvard University (Program on Negotiations).

Thomas Parker, 70, M.Sc., P.E.	Director, Chair of Audit Committee & Chair of Treasury & Investment Committee

Mr. Parker has worked extensively in senior management positions in the mining industry for the past 47 years.  Mr. Parker is a mining engineer graduate from South Dakota School of Mines, with a Master’s Degree in Mineral Engineering Management from Penn State. Mr. Parker was President and CEO, and a director of U.S. Silver Corporation until 2012.  Prior to that, Mr. Parker was President and CEO of Gold Crest Mines, Inc., before which  he was the President and CEO of High Plains Uranium, Inc., a junior uranium mining company acquired by Energy Metals in January 2007. Mr. Parker also served for 10 years as Executive Vice President of Anderson and Schwab, a management consulting firm. Prior to Anderson and Schwab, Mr. Parker held many executive management positions including with Costain Minerals Corporation, ARCO, Kerr McGee Coal Corporation and Conoco.  He also has worked in the potash, limestone, talc, coal and molybdenum industries and has extensive experience working in Niger, France and Venezuela.

Management of the Corporation does not anticipate that any of the nominees for election as directors will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting of shareholders of the Corporation or until his successor is elected or appointed.

Corporate Cease Trade Orders or Bankruptcies

Except as noted under “Election of Directors,” none of the directors or officers of the Corporation is, or has been within the ten years before the date of this Circular, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian or U.S. securities legislation for a period of more than 30 consecutive days or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that company.

Penalties or Sanctions

None of the directors or officers of the Corporation has been subject to any penalties or sanctions imposed by a court relating to Canadian or U.S. securities legislation or by a Canadian or U.S. securities regulatory authority or has entered into a settlement agreement with a Canadian or U.S. securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

None of the directors or officers of the Corporation has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or officer.

Majority Voting Policy

The Corporation, as yet, has not adopted a majority voting policy for the election of directors at uncontested meetings. The Board of Directors believes that additional consideration is required before determining whether to further change the manner in which the Corporation’s directors are elected.  As part of its ongoing commitment to corporate governance, the Corporation continues to review and consider, among other things, its director election voting policy, evolving market practices on majority voting policies and best practices in corporate governance, and will make a determination with respect to the adoption of a majority voting policy at an appropriate time.

Appointment of Auditors

At the Meeting, it is proposed to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders with their remuneration to be fixed by the Board of Directors. PricewaterhouseCoopers LLP and its affiliates have been the auditors of the Corporation since December 2004.

The fees accrued for audit and audit-related services performed by PricewaterhouseCoopers LLP in relation to the Corporation’s financial years ended December 31, 2012 and 2011 were as follows:

Years ending	Audit fees (1)	Audit related fees (2)	Tax fees (3)	All other fees(4)
December 31, 2012	$150,000	$44,000	-	-
December 31, 2011	$140,000	$75,500	-	$3,500

(1)	Audit fees consisted of audit services, reporting on internal control over financial reporting and review of such documents filed with the securities regulators.
(2)	Audit related fees were for services in connection with quarterly reviews of the consolidated financial statements and work in connection with the Corporation’s securities filings as required by the Canadian and United States securities regulators.
(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services.
(4)	Other fees were for other consulting services provided to the Corporation.

All services reflected in the preceding table for 2012 and 2011 were pre-approved in accordance with the policy of the Audit Committee of the Board of Directors. The Audit Committee has determined that the provision by PricewaterhouseCoopers LLP of the non-audit services referred to above, and the aggregate fees billed in respect of those services, is consistent with the maintenance of that firm’s independence.

Approval of the RSU Plan Resolution

At the Meeting, shareholders will be asked to consider, and, if thought advisable, to pass, with or without variation, a resolution substantially in the form set out in Schedule A attached to this Circular, to ratify, confirm and approve the renewal of the Ur-Energy Inc. Amended Restricted Share Unit Plan (the “RSU Plan”), a copy of which is attached as Schedule B to this Circular, and to approve and authorize for a period of three years all unallocated restricted share units issuable pursuant to the RSU Plan. The Board of Directors adopted the RSU Plan on May 7, 2010 and shareholders approved the RSU Plan on June 24, 2010. Certain non-substantive, clarifying edits were made and approved by the Board of Directors, effective October 24, 2011. These amendments did not require shareholder approval. The Corporation adopted the RSU Plan as part of the Corporation’s overall stock-based compensation plan. The RSU Plan allows participants to earn Common Shares over time, rather than options that give participants the right to purchase shares at a set price.

The Corporation continues to have the Ur-Energy Inc. Amended and Restated Stock Option Plan 2005, as amended (the “Option Plan”), more fully described under the heading “Stock Options and RSUs – Option Plan”. Combined, the Option Plan and, if ratified, confirmed and approved for renewal, the RSU Plan will provide that the maximum number of Common Shares available for issuance in the aggregate under both plans is equal to 10% of the number of Common Shares outstanding at the time of grant. The Corporation has historically allocated, and on a going forward basis expects to continue to allocate, approximately 80% of the number of Common Shares eligible for grant under the Option Plan and approximately 20% of the number of Common Shares eligible for grant under the RSU Plan. As of April 2012, the Corporation has notionally reserved 2,422,000 Common Shares for availability under the RSU Plan.

The RSU Plan is a plan which includes directors and employees, including executive officers, of the Corporation. The Board of Directors has appointed the Compensation Committee to approve which persons are entitled to participate in the RSU Plan and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to an account that is established on their behalf and maintained in accordance with the RSU Plan. Each RSU awarded conditionally entitles the participant to the delivery of one Common Share (or cash in lieu of such share at the Compensation Committee’s discretion) upon attainment of the RSU vesting period. RSUs awarded to participants vest, in accordance with the terms of the RSU Plan, over a two year period: 50% vest on the first anniversary of the date of grant and 50% vest on the second anniversary of the date of grant. On voluntary termination of employment, or resignation of a director from the Board of Directors, all unvested RSUs are forfeited. Additional details of the RSU Plan are outlined below and a copy of the full RSU Plan is attached at Schedule B to this Circular:

•	the RSU Plan provides for the Corporation to redeem RSUs for cash or Common Shares from treasury to satisfy all or any portion of the RSU awards;

•	the maximum number of Common Shares available for issuance under both the RSU Plan and the Option Plan is 10% of the issued and outstanding shares and remains at the same level as currently approved (i.e., no increase in the maximum number of Common Shares available for issuance under the Option Plan and RSU Plan is being requested);

•	in the event of a Change of Control (as defined in the RSU Plan) the Corporation shall redeem 100% of the Restricted Share Units granted to participants; and

•	in the event of an involuntary termination of an employee of the Corporation, other than for cause, or a director who is not re-elected the Corporation shall redeem the RSUs for cash.

Following shareholder approval of the RSU Plan in June 2010, an initial grant was made in January 2011, followed by a second grant in January 2012. Generally, the Corporation expects to make annual grants. For various planning and administrative reasons, the timing of the next annual grant was moved from January 2013 to December 2012. No additional grant was made in January 2013.

The Board of Directors is of the view that it is in the best interests of the Corporation to ratify, confirm and approve the renewal of the RSU Plan, which will continue to enable the Board of Directors to grant RSUs to directors and employees including executive officers, of the Corporation and its subsidiaries as a means of attracting highly qualified directors and employees who will be motivated towards the success of the Corporation and to encourage share ownership in the Corporation by directors and employees including executive officers who work on behalf of the Corporation. In addition, the RSU Plan also will assist in providing directors and employee including executive officers with equity ownership in the Corporation which will align their interests with those of the shareholders. For further discussion of the RSU Plan, see discussion below under heading of “Stock Options and RSUs.”

The rules of the Toronto Stock Exchange provide that an issuer must have approval by its securityholders every three years after the institution of any plan which does not have a fixed maximum number of securities issuable thereunder, which is the case for the RSU Plan of the Corporation, which provides that the maximum number of Common Shares available for issuance in the aggregate under both the RSU Plan and the Option Plan is equal to 10% of the number of Common Shares outstanding at the time of grant. The RSU Plan will therefore be required to be approved by shareholders again at a meeting of shareholders by 2016.

In order to be effective, the RSU Plan Resolution must be approved by a vote of a majority of the votes cast at the Meeting, in person or by proxy, excluding 3,174,438 Common Shares held by certain insiders of the Corporation and their affiliates.

Recommendation of Ur-Energy’s Board of Directors

After careful consideration, the Board of Directors has determined that the renewal of the RSU Plan Resolution is in the best interests of the Corporation’s shareholders. The Board of Directors unanimously approved the RSU Plan Resolution and recommends approval of the renewal of the RSU Plan Resolution by the Corporation’s shareholders.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board of Directors is composed of independent directors and is responsible for matters of compensation as they relate to the Corporation’s employees and more specifically, the Corporation’s executive officers including the Chief Executive Officer. The Compensation Committee recommended to the Board of Directors, which approved, the following Compensation Discussion and Analysis for inclusion in this Circular.

Compensation Philosophy

The Corporation is committed to managing its human resources. The Corporation believes that the caliber and commitment of its executive officers are critical to the continued success and performance of the Corporation and the overall commitment of the Corporation’s employees.

The Compensation Committee reviews and makes recommendations to the Board of Directors with respect to the overall approach to compensation for all Ur-Energy employees and specifically with respect to the executive officers of the Corporation, including the executive directors, namely, Jeffrey Klenda and Wayne Heili, and the remuneration of directors.

The Corporation’s compensation program is designed to effectively link the actions of our executive officers and employees to corporate and personal objectives that drive value creation. The Compensation Committee believes that it is important to maintain a clear link between the achievement of these objectives and compensation payout. In doing so, the following considerations are taken into account:

•	the selection of corporate and personal objectives that are measurable and linked to value creation is fundamental to the success of the Corporation;
•	executive officers and employees should be evaluated and paid based on performance and the achievement of corporate and personal objectives; and
•	executive officers and employees should have a clear understanding of how their performance and the achievement of pre-determined objectives may influence their compensation.

The objectives of the compensation program are designed to:

•	support the achievement of results;
•	motivate executive officers and employees to achieve the pre-determined objectives without taking excessive risks;
•	provide competitive compensation and benefit programs to attract and retain highly qualified executives and employees; and
•	encourage an ownership mentality.

The Corporation has employment contracts with its executive officers as more fully described under the heading “Employment Contracts.” The Compensation Committee reviews the employment contracts of the executive officers on an annual basis.

During 2012, the Compensation Committee’s approach to compensation for the executive officers was to provide a base salary, a short-term incentive in the form of a cash bonus (relative to performance in 2011), and long-term incentives in the form of stock options and restricted share units (“RSUs”), including the initial grants of RSUs made to directors and employees, including executive officers, in January 2011 and January 2012. Subsequently, a grant was made in December 2012 in lieu of another grant in January 2013. See the heading “Stock Options and RSUs.” Cost of living adjustments were made in 2012 to all base salaries of employees, including executive officers, following certain adjustments to base salary in 2011 as a part of the reorganization by which new executive officers were named and then-serving executive officers assumed new offices and/or responsibilities. The Corporate Secretary received a further adjustment to base salary in 2012.

Compensation Structure

The Corporation’s compensation program consists of base salary, short- and long-term incentives, and other perquisites including personal benefits. The components of total direct compensation relate to performance as follows:

Fixed Compensation	Variable Compensation

Current	Short-term Incentive	Long-term Incentives

Base Salary	Cash Bonus	Stock Options	Restricted Share Units

Based on skills, experience and market rates	Tied to Past Annual Performance	Tied to Future Long-term Share Price Performance

The compensation program is designed to provide motivation and incentives to the executive officers and employees with a view toward enhancing shareholder value while successfully implementing the Corporation’s objectives. The compensation program accomplishes this by rewarding performance that is designed to create shareholder value. The portion of at-risk, performance-based compensation should be commensurate to the executive officer’s or employee’s position and rise as their respective level of responsibility increases. The mix and structure of compensation should strike an appropriate balance to achieve pre-determined objectives without motivating excessive risk taking.

The Corporation’s share price may be heavily influenced by uranium and other commodity prices, which are outside of the Corporation’s control. As a result, the compensation program is designed to focus on areas where the executive officers and employees have the most influence. To achieve this, a combination of operational, financial and share price criteria are utilized when selecting corporate and personal objectives and establishing an appropriate combination of pay.

The Corporation’s compensation structure for its executive officers is as follows:

The characteristics of the compensation program’s mix of pay, as they relate to the executive officers, include:

•	A significant portion of executive pay is at-risk;
•	Executive officers have a higher percentage of at-risk compensation relative to other employees, because they have the greatest ability to influence corporate performance;
•	90% of an executive director’s (80% of other executives) short-term incentive is based on corporate performance; and

•	80% of an executive’s long-term incentive is based on the stock options, which are highly leveraged to the Corporation’s share price performance.

The incentive compensation actually received by the executive officers and employees varies based upon individual performance and the achievement of the pre-determined corporate and personal objectives and is subject to the discretion of the Compensation Committee.

Recognizing that the Corporation is not yet in operations, past short-term incentive targets were reduced substantially by the Compensation Committee and likely will continue to be reduced substantially until the Corporation transitions into operations.

Base Salary

Base salary is the fixed portion of cash compensation earned or paid to the executive officers and employees of the Corporation. The Corporation provides its executive officers and employees with base salaries to compensate them for services rendered during the fiscal year and to aid in attracting and retaining quality employees. Base salaries for all employees are reviewed annually and the Compensation Committee reviews the base salary for each executive officer of the Corporation annually or upon a promotion or other change in job responsibility, based on the individual’s level of responsibility, the importance of the position to the Corporation and the individual’s contribution to the Corporation’s performance. The Compensation Committee also assesses the base salaries of the executive officers relative to a group of peer companies with similar scope and operations to ensure that it is positioned competitively with executive officers in similar roles at peer companies.

The executive officers and employees of the Corporation were granted a cost of living increase to base salary in 2012, and in 2011. As a part of the Corporation’s restructuring in May 2011, the base salaries of the serving and new executive officers were reviewed by the Compensation Committee, and appropriate adjustments for the assumption of additional responsibilities were recommended to and approved by the Board of Directors. An additional adjustment to base salary was made with respect to one executive officer effective May 2012.

Total Cash Compensation

Total cash compensation includes base salary and any variable short-term cash incentive compensation. During 2009, the Corporation initiated its short-term incentive plan (“STIP”) with the payment of bonuses to the executive officers and employees of the Corporation. The bonuses awarded for 2009, paid in 2010, were nominal. No bonuses were awarded for 2010 or paid in 2011. Bonuses were awarded for 2011, paid in 2012, based upon performance in relation to corporate objectives set by the Chief Executive Officer and executive management and approved by the Board of Directors, and in relation to personal objectives. The STIP program is designed to recognize and reward both corporate and individual, personal performance results. The bonuses paid in 2012 to executive officers and eligible employees of the Corporation in recognition of 2011 performance were based upon a pre-established formula, then reduced by 80% in recognition that the Corporation was not yet in operations.

In February 2013, performance and execution of the 2012 corporate objectives were reviewed by executive management and the Board of Directors. The objectives included an emphasis on safety; the advancement of the Corporation’s Lost Creek Project toward production; increasing the minable resources available to Lost Creek; growth in production profile of the Corporation outside the Lost Creek area; development of a marketing strategy; and determination of a strategy for financing. Each objective was reviewed in light of multiple related objectives. When reviewed and assessed, corporate performance was gauged to have met or exceeded performance objectives, with a rating of 5.6 on a scale of 7. The Board of Directors then determined to award STIP bonus payments to all eligible, non-executive, employees, but took no action with respect to STIP awards to executive officers. Consistent with last year, the STIP awards paid to eligible, non-executive employees were based upon a pre-established formula, then reduced by 75% in recognition that the Corporation is not yet in operations.

Long-Term Equity Incentives

The long-term incentive plan (“LTIP”) includes the Corporation’s Option Plan and the RSU Plan. A more detailed discussion of the Option Plan and RSU Plan can be found under the heading “Stock Options and RSUs.” The Option Plan and the RSU Plan form a long-term incentive plan for employees including executive officers and, in the case of the Option Plan, consultants of the Corporation. Participation in the Option Plan and the RSU Plan is determined by the Compensation Committee, taking into account the recommendations of the Chief Executive Officer. The purpose of the Option Plan and the RSU Plan is to provide eligible participants with the opportunity to own shares of the Corporation, enhance the Corporation’s ability to attract, retain and motivate key personnel, and align the participant’s interests with those of the shareholders. Awards made under the Option Plan and RSU Plan were based upon a pre-established formula.

Perquisites Including Benefits

The Corporation provides employees, including its executive officers, with perquisites including personal benefits that the Corporation believes are reasonable and consistent with its overall compensation program to better enable the Corporation to attract and retain quality employees. The Corporation periodically reviews the levels of perquisites provided to the employees and executive officers to ensure competitiveness and value.

Executive officers who are employees of the Corporation participate in healthcare and other benefit programs on the same terms as other employees of the Corporation.

Review of Compensation Program

The Compensation Committee from time to time undertakes a comprehensive review of the Corporation’s compensation program which includes competitive market data, pay grades, share ownership guidelines and short-term and long-term incentives. Most recently, a comprehensive review of compensation of all employees, including executive officers, was completed during 2012, which utilized inflation factors as indicated by consumer price indices for relevant regions, as well as a variety of compensation surveys.

This review updated an earlier review from 2008 conducted by a consulting firm, 3XCD Inc. (“3XCD”). There, the Compensation Committee compared key elements of total compensation for the executive officers against peer group survey data provided by 3XCD. Following the earlier review, in 2009, the Compensation Committee recommended to the Board of Directors a compensation program which continues in 2013. The key elements of the Compensation Program include base salary, short-term incentive plan, long-term equity incentives and perquisites which includes personal benefits. In early 2012, the Compensation Committee recommended and the Board of Directors approved refinement of the Share Ownership Guidelines for executive officers and non-executive directors, including revisions to the ownership requirements for non-executive directors, as discussed below and under the heading “Compensation of Directors.”

Base Salary

The Compensation Committee’s approach to base salary remained unchanged in 2012. The Compensation Committee will continue to review the base salary for each executive officer of the Corporation annually or upon a promotion or other change in job responsibility, based on the individual’s level of responsibility, the importance of the position to the Corporation and the individual’s contribution to the Corporation’s performance. The Compensation Committee also will continue to review periodically the base salary relative to a group of peer companies with similar scope and operations to ensure that it is positioned competitively with executive officers in similar roles at the peer companies.

Short-Term Incentive Plan

The Corporation maintains a variable STIP which comprises the variable component of total cash compensation and is performance based. The STIP remains largely as introduced in 2009. The purpose of including performance-based incentive compensation as part of the total cash compensation is to encourage and reward individual contributions and drive behaviors to meet corporate objectives and business strategy, while at the same time promoting teamwork and shareholder value.

Corporate objectives and business strategy are determined by the Board of Directors, taking into account the recommendations of the Chief Executive Officer and executive management. The STIP program is based on corporate objectives, personal objectives, and where appropriate operating objectives, and correlates directly to the Corporation’s business strategy. Payouts within the STIP program are based upon individual and team performance on year-over-year achievement of set objectives. The Compensation Committee and the Board of Directors will determine and exercise discretion over each executive officer’s STIP payout.

Long-Term Incentive Plan

The Corporation maintains both an RSU Plan and Option Plan as the components of the Corporation’s LTIP program. The RSU Plan was approved by the shareholders in 2010 to be added to the Corporation’s Option Plan as a part of the LTIP program. See discussion below under the heading “Stock Options and RSUs”. The Option Plan and RSU Plan are equity-based incentive plans. The Option Plan and RSU Plan provide additional means of attracting highly-qualified directors, executive officers and employees who will be motivated toward the success of the Corporation and encourage share ownership in the Corporation by the participant. In addition, through share ownership, the Option Plan and RSU Plan also encourage the alignment of the participant’s interests with those of the shareholders. The LTIP program includes awards under the RSU Plan and/or the Option Plan as determined by the Compensation Committee and as recommended to and approved by the Board of Directors.

Concerning the Corporation’s STIP and LTIP programs, the Compensation Committee and the Board of Directors have the power to determine, among other things (i) those individuals who will participate, (ii) the level of participation of each participant, and (iii) the time or times when the participant’s rights will vest. The Compensation Committee determines annually the portion of the incentive pool to be allocated to the executive officers and employees, based upon the recommendations of the Chief Executive Officer and executive management. These determinations are primarily based upon the participant’s level of seniority and responsibility within the Corporation.

The Board of Directors also may amend, suspend or discontinue the STIP and LTIP programs at any time, subject to the receipt of regulatory approvals and not in contravention of the requirements of the Toronto Stock Exchange or any other applicable law.

Share Ownership Guidelines

All executive officers and directors are encouraged to have a significant long-term financial interest in the Corporation. To encourage alignment of the interests of the executive officers, directors and shareholders, in 2009, the Board of Directors mandated that each executive officer of the Corporation, whether currently appointed or appointed in the future, is required to invest an amount equal to one times the executive officer’s annual base salary in shares or securities exercisable into shares on or before the later of (i) December 31, 2013, or (ii) the fifth anniversary of the executive officer’s appointment. The investment amount is calculated using the amount of the base salary of the executive officer at the later of (i) January 1, 2009, or (ii) the date of executive officer’s appointment. The share ownership requirements are also applicable to the non-executive directors. See discussion under the heading of “Compensation of Directors,” below.

In February 2012, the Board of Directors approved Share Ownership Guidelines which provide greater detail to the ownership requirements of the directors and executive officers, and approved a modification to the ownership requirements of the non-executive directors. All executive directors and executive officers meet the Share Ownership Guidelines or are on-track to meet the Share Ownership Guidelines within the prescribed timeframes.

Although the executive officers and directors of the Corporation are not prohibited from hedging or otherwise offsetting a decrease in market value of the equity securities granted as compensation, no executive officer or director has purchased such financial instruments or prepaid variables for that purpose.

2012 Compensation Program Objectives

The Compensation Committee has implemented and overseen the foregoing compensation program in an effort to balance the motivational elements of the performance-based STIP program with retention awards under the LTIP program in an effort to align the interests of its executive officers and employees with those of the shareholders while promoting shareholder value. The Corporation’s executive officer compensation program is designed to provide motivation and incentives to its executives with a view to:

•	enhancing shareholder value and successfully implementing the Corporation’s business strategy and objectives;
•	attracting and retaining key employees;
•	recognizing the scope and level of responsibility of each position;
•	providing a competitive level of total compensation to all executives; and
•	rewarding superior performance and achievement.

The Corporation evaluates both performance and compensation to ensure that the Corporation’s compensation philosophy and objectives are met.

The Compensation Committee recommended and the Board of Directors approved, on February 28, 2012, the inclusion in the Compensation Committee Charter of an additional review, by the Committee, to consider the implications of the risks associated with the Corporation’s compensation policies and practices in order to avoid encouraging inappropriate risk taking by executive officers. The Committee has undertaken reviews of this type in conjunction with its periodic reviews of the compensation program.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth the summary information concerning compensation paid to or earned during the financial years ended December 31, 2012, 2011 and 2010 by the Corporation’s Chief Executive Officer, Chief Financial Officer and the three highest paid executive officers, who were serving as executive officers at December 31, 2012 (collectively, the “Named Executive Officers”).

	Summary Compensation Table (1)

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share- based awards(2) ($)	Option- based awards(2) ($)	Annual incentive plans(3) ($)	Long- term incentive plans ($)	Pension Value ($)	All other compensation ($)	Total compensation ($)

Wayne W. Heili (4) (5)	2012	256,882	50,502	98,707	17,025	Nil	Nil	Nil	423,116
Director, President, and	2011	238,353	73,440	340,509	16,838	Nil	Nil	Nil	652,302
Chief Executive Officer	2010	227,415	Nil	26,190	Nil	Nil	Nil	Nil	256,933

Roger L. Smith (6) (7)	2012	251,297	44,465	86,905	15,325	Nil	Nil	Nil	397,992
Chief Financial Officer and	2011	240,992	78,684	345,653	15,157	Nil	Nil	Nil	665,329
Chief Administrative Officer	2010	243,660	Nil	22,449	Nil	Nil	Nil	Nil	269,675

Jeffrey T. Klenda (8) (9)	2012	256,882	50,502	98,707	17,025	Nil	Nil	Nil	423,116
Chair and	2011	231,160	93,258	253,773	16,838	Nil	Nil	Nil	578,191
Executive Director	2010	207,923	Nil	21,284	Nil	Nil	Nil	Nil	232,250

Penne A. Goplerud (10) (11)	2012	205,651	35,289	68,241	10,599	Nil	Nil	Nil	319,780
General Counsel and	2011	161,265	26,499	175,400	10,483	Nil	Nil	Nil	363,164
Corporate Secretary	2010	153,287	Nil	9,544	Nil	Nil	Nil	Nil	165,083

Steven M. Hatten (12) (13)	2012	180,101	31,866	62,282	10,982	Nil	Nil	Nil	285,231
Vice President, Operations	2011	164,647	28,947	181,837	10,862	Nil	Nil	Nil	375,431
	2010	151,120	Nil	9,222	Nil	Nil	Nil	Nil	162,518

(1)	United States dollar figures have been converted to Canadian dollar figures at the average exchange rate for 2012 of US$1.00 = CDN$1.00019, for 2011 of US$1.00 = CDN$0.98903 and for 2010 of US$1.00=CDN$1.03075 as quoted by OANDA Corporation on its website www.oanda.com.
(2)	The issuance of share-based and option-based awards in conjunction with the LTIP are shown in the year they were issued. The 2011 awards were issued in January 2012 while the 2012 awards were issued in December 2012 resulting in two years’ worth of awards in 2012. For various planning and administrative reasons, the Corporation intends to continue issuing the awards in December in future years.
(3)	Annual incentive plan awards were earned in the years shown and are typically paid in the first quarter of the following year.
(4)	Mr. Heili joined the Corporation in February 2007 pursuant to an employment agreement with the Corporation and was appointed to the position of Vice President, Mining & Engineering. In May 2011, Mr. Heili was appointed to be the President and Chief Operating Officer of the Corporation, as well as being named a director of the Corporation. He became President and Chief Executive Officer on August 1, 2011. See heading “Employment Contracts” below.

(5)	In 2012, Mr. Heili received options for 130,077 Common Shares on December 7, 2012 at an exercise price of $0.76. These options expire on December 7, 2017. Mr. Heili received a grant of 32,694 RSUs on December 7, 2012. In addition, Mr. Heili received options for 112,767 Common Shares on January 12, 2012 at an exercise price of $0.91. These options expire on January 12, 2017. Mr. Heili received a grant of 28,192 RSUs on January 12, 2012. In 2011, Mr. Heili received options for 102,354 Common Shares on January 28, 2011 at an exercise price of $2.87. These options expire on January 28, 2016. Mr. Heili received a grant of 25,589 RSUs on January 28, 2011. In addition, Mr. Heili received options for 150,000 Common Shares on July 7, 2011 at an exercise price of $1.57. These options expire on July 7, 2016. Mr. Heili also received options for 81,847 Common Shares on September 9, 2011 at an exercise price of $1.17. These options expire on September 9, 2016. In 2010, Mr. Heili received options for 60,539 Common Shares on March 5, 2010 at an exercise price of $0.81. These options expire on March 5, 2015.
(6)	Roger Smith joined the Corporation in May 2007 and was appointed to the position of Chief Financial Officer pursuant to an employment agreement with the Corporation. In August 2007, Mr. Smith was further appointed as Vice President, Finance, IT & Administration. In May 2011, Mr. Smith assumed additional responsibilities, and in addition to continuing to serve as Chief Financial Officer was appointed Chief Administrative Officer. See heading “Employment Contracts” below.
(7)	In 2012, Mr. Smith received options for 115,139 Common Shares on December 7, 2012 at an exercise price of $0.76. These options expire on December 7, 2017. Mr. Smith received a grant of 28,786 RSUs on December 7, 2012. In addition, Mr. Smith received options for 99,284 Common Shares on January 12, 2012 at an exercise price of $0.91. These options expire on January 12, 2017. Mr. Smith received a grant of 24,822 RSUs on January 12, 2012. In 2011, Mr. Smith received options for 109,666 Common Shares on January 28, 2011 at an exercise price of $2.87. These options expire on January 28, 2016. Mr. Smith received a grant of 27,416 RSUs on January 28, 2011. In addition, Mr. Smith received options for 150,000 Common Shares on July 7, 2011 at an exercise price of $1.57. These options expire on July 7, 2016. Mr. Smith also received options for 72,061 Common Shares on September 9, 2011 at an exercise price of $1.17. These options expire on September 9, 2016. In 2010, Mr. Smith received options for 51,891 Common Shares on March 5, 2010 at an exercise price of $0.81. These options expire on March 5, 2015.
(8)	Mr. Klenda became a director of the Corporation in August 2004 and Chair of the Board of Directors and Executive Director in January 2006. Mr. Klenda was a consultant to the Corporation from August 2004 to December 31, 2006. Mr. Klenda entered into an employment agreement with the Corporation on January 1, 2007, as amended. See heading “Employment Contracts” below.
(9)	In 2012, Mr. Klenda received options for 130,777 Common Shares on December 7, 2012 at an exercise price of $0.76. These options expire on December 7, 2017. Mr. Klenda received a grant of 32,694 RSUs on December 7, 2012. In addition, Mr. Klenda received options for 112,767 Common Shares on January 12, 2012 at an exercise price of $0.91. These options expire on January 12, 2017. Mr. Klenda received a grant of 28,192 RSUs on January 12, 2012. In 2011, Mr. Klenda received options for 129,974 Common Shares on January 28, 2011 at an exercise price of $2.87. These options expire on January 28, 2016. Mr. Klenda received a grant of 32,494 RSUs on January 28, 2011. In addition, Mr. Klenda received options for 81,847 Common Shares on September 9, 2011 at an exercise price of $1.17. These options expire on September 9, 2016. In 2010, Mr. Klenda received options for 49,200 Common Shares on March 5, 2010 at an exercise price of $0.81. These options expire on March 5, 2015.
(10)	Ms. Goplerud joined the Corporation in August 2007 as Associate General Counsel. In May 2011, Ms. Goplerud was appointed General Counsel and Corporate Secretary. Ms. Goplerud entered into an employment agreement with the Corporation on May 17, 2011, as amended. See heading “Employment Contracts” below.
(11)	In 2012, Ms. Goplerud received options for 103,516 Common Shares on December 7, 2012 at an exercise price of $0.76. These options expire on December 7, 2017. Ms. Goplerud received a grant of 25,880 RSUs on December 7, 2012. In addition, Ms. Goplerud received options for 68,667 Common Shares on January 12, 2012 at an exercise price of $0.91. These options expire on January 12, 2017. Ms. Goplerud received a grant of 17,166 RSUs on January 12, 2012. In 2011, Ms. Goplerud received options for 36,934 Common Shares on January 28, 2011 at an exercise price of $2.87. These options expire on January 28, 2016. Ms. Goplerud received a grant of 9,233 RSUs on January 28, 2011. In addition, Ms. Goplerud received options for 100,000 Common Shares on July 7, 2011 at an exercise price of $1.57. These options expire on July 7, 2016. Ms. Goplerud also received options for 49,838 Common Shares on September 9, 2011 at an exercise price of $1.17. These options expire on September 9, 2016. In 2010, Ms. Goplerud received options for 21,845 Common Shares on March 5, 2010 at an exercise price of $0.81. These options expire on March 5, 2015.

(12)	Mr. Hatten joined the Corporation in April 2007 as the Engineering Manager and was subsequently named Director of Engineering & Operations in 2010. In May 2011, Mr. Hatten was named Vice President Operations. Mr. Hatten entered into an employment agreement with the Corporation on May 17, 2011, as amended. See heading “Employment Contracts” below.
(13)	In 2012, Mr. Hatten received options for 82,523 Common Shares on December 7, 2012 at an exercise price of $0.76. These options expire on December 7, 2017. Mr. Hatten received a grant of 20,630 RSUs on December 7, 2012. In addition, Mr. Hatten received options for 71,150 Common Shares on January 12, 2012 at an exercise price of $0.91. These options expire on January 12, 2017. Mr. Hatten received a grant of 17,788 RSUs on January 12, 2012. In 2011, Mr. Hatten received options for 40,343 Common Shares on January 28, 2011 at an exercise price of $2.87. These options expire on January 28, 2016. Mr. Hatten received a grant of 10,086 RSUs on January 28, 2011. In addition, Mr. Hatten received options for 100,000 Common Shares on July 7, 2011 at an exercise price of $1.57. These options expire on July 7, 2016. Mr. Hatten also received options for 51,641 Common Shares on September 9, 2011 at an exercise price of $1.17. These options expire on September 9, 2016. In 2010, Mr. Hatten received options for 21,707 Common Shares on March 5, 2010 at an exercise price of $0.81. These options expire on March 5, 2015.

Stock Options and RSUs

The Corporation adopted the Ur-Energy Inc. Amended and Restated Stock Option Plan 2005 in order to advance the interests of the Corporation by providing directors, officers, employees and consultants with a financial incentive tied to the long-term financial performance of the Corporation and continued service to or employment with the Corporation.

The Corporation adopted the Ur-Energy Inc. Amended Restricted Share Unit Plan as part of the Corporation’s overall stock-based compensation plan. The RSU Plan allows participants to earn Common Shares over time, rather than options that give participants the right to purchase shares at a set price.

A total of up to 10% of the Corporation’s issued and outstanding Common Shares may be reserved for issuance pursuant to the Option Plan and the RSU Plan, in the aggregate. On April 25, 2012, the Corporation listed and reserved 12,106,000 Common Shares in the aggregate with the TSX, of which 9,684,000 Common Shares were notionally reserved under the Option Plan, and 2,422,000 Common Shares were notionally reserved under the RSU Plan. The Corporation has historically allocated, and expects going forward will allocate, approximately 80% of those reserved shares to the Option Plan and 20% to the RSU Plan. Of those currently reserved, 8,508,351 options for Common Shares have been granted and are outstanding, and 548,127 RSUs have been granted and are outstanding as at March 19, 2013. The number of shares reserved is subject to adjustment if the Common Shares are subdivided, consolidated, converted or reclassified or the number of Common Shares varies as a result of a stock dividend or an increase or a reduction in the share capital of the Corporation.

Option Plan

Under the Option Plan, options may be granted to all directors, executive officers, eligible employees and consultants of the Corporation. The maximum number of Common Shares that may be reserved for issuance to any one person under the Option Plan is five percent of the number of Common Shares outstanding at the time of reservation. The exercise price for Common Shares subject to an option is determined by the Board of Directors at the time of grant and may not be less than the market price of the Common Shares at the time the option is granted. Options are generally exercisable as to 10% immediately on the date of grant; with an additional 22% becoming exercisable four and one-half months after the date of grant; 22% becoming exercisable nine months after the date of grant; 22% thirteen and one-half months after the date of grant; and, the balance of 24% exercisable eighteen months after the date of grant, subject to the right of the Board of Directors to determine at the time of a particular grant that such options will become exercisable on different dates. An option may be for a term of up to five years and may not be assigned.

Options granted under the Option Plan are subject to early termination under certain circumstances, including (i) one year after the death of the option holder, (ii) three months after the option holder’s resignation or dismissal without cause as an employee or consultant, or (iii) immediately upon the option holder’s dismissal for cause as an employee. In each case, only options vested at the time of the event which gave rise to such early termination may be exercised by the option holder during such period. The Option Plan also provides that upon a change of control all options under the Option Plan vest immediately and are immediately exercisable.

The Option Plan and the terms of any outstanding option may be amended at any time by the Board of Directors subject to any required regulatory or shareholder approvals, provided that where such an amendment would prejudice the rights of an option holder under any outstanding option, the consent of the option holder is required to be obtained.

In October 2011, the Board of Directors last amended the Option Plan by making certain non-substantive, clarifying, edits particularly in respect of U.S. tax consequences. These amendments did not require shareholder approval.

RSU Plan

The RSU Plan was adopted by the Board of Directors on May 7, 2010 and approved by the shareholders of the Corporation on June 24, 2010. Certain non-substantive, clarifying edits were made and approved by the Board of Directors, effective October 24, 2011. These amendments did not require shareholder approval. The RSU Plan is a plan which includes directors and employees, including executive officers, of the Corporation. The Board of Directors has appointed the Compensation Committee to determine which persons are entitled to participate in the RSU Plan and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to a notional account that is established on their behalf and maintained in accordance with the RSU Plan. Each RSU awarded conditionally entitles the participant to the delivery of one Common Share (or cash in lieu of such share at the Compensation Committee’s discretion) upon attainment of the RSU vesting period. RSUs awarded to participants vest in accordance with the terms of the RSU Plan over a two year period: 50% vest on the first anniversary and 50% vest on the second anniversary of the date of grant. On voluntary termination of employment, or resignation of a director from the Board of Directors, all unvested RSUs are forfeited.

The RSU Plan provides for the Corporation to redeem RSUs for cash or Common Shares from treasury to satisfy all or any portion of the RSU awards. In the event of a change of control, as defined in the RSU Plan, the Corporation shall redeem 100% of the RSUs granted to participants; and in the event of an involuntary termination of an employee of the Corporation, other than for cause, or a director who is not re-elected the Corporation shall redeem the RSUs for cash.

The following table sets forth information concerning option-based and share-based awards granted by the Corporation to each of the Named Executive Officers outstanding as of December 31, 2012.

Option Based and Share Based Awards Outstanding as of December 31, 2012

	Option-based Awards				Share-based Awards(1)
	Number of securities underlying unexercised options	Option exercise price	Option expiration	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Name	(#)	($)	date	($)	(#)	($)
Wayne W. Heili	Nil	Nil	Nil	Nil	73,680	61,154
	130,777	0.76	07-Dec-2017	9,154	Nil	Nil
	112,767	0.91	12-Jan-2017	Nil	Nil	Nil
	81,847	1.17	09-Sep-2016	Nil	Nil	Nil
	150,000	1.57	07-Jul-2016	Nil	Nil	Nil
	102,354	2.87	28-Jan-2016	Nil	Nil	Nil
	60,539	0.81	05-Mar-2015	1,211	Nil	Nil
	101,250	0.90	02-Sep-2014	Nil	Nil	Nil
	40,000	1.65	08-May-2013	Nil	Nil	Nil
Roger L. Smith	Nil	Nil	Nil	Nil	67,316	55,872
	115,139	0.76	07-Dec-2017	8,060	Nil	Nil
	99,284	0.91	12-Jan-2017	Nil	Nil	Nil
	72,061	1.17	09-Sep-2016	Nil	Nil	Nil
	150,000	1.57	07-Jul-2016	Nil	Nil	Nil
	109,666	2.87	28-Jan-2016	Nil	Nil	Nil
	36,891	0.81	05-Mar-2015	738	Nil	Nil
	57,321	0.90	02-Sep-2014	Nil	Nil	Nil
	40,000	1.65	08-May-2013	Nil	Nil	Nil
Jeffrey T. Klenda	Nil	Nil	Nil	Nil	77,133	64,020
	130,777	0.76	07-Dec-2017	9,154	Nil	Nil
	112,767	0.91	12-Jan-2017	Nil	Nil	Nil
	81,847	1.17	09-Sep-2016	Nil	Nil	Nil
	129,974	2.87	28-Jan-2016	Nil	Nil	Nil
	49,200	0.81	05-Mar-2015	984	Nil	Nil
	68,571	0.90	02-Sep-2014	Nil	Nil	Nil
	68,571	0.71	09-Feb-2014	8,229	Nil	Nil
	80,000	1.65	08-May-2013	Nil	Nil	Nil
Penne A. Goplerud	Nil	Nil	Nil	Nil	47,662	39,559
	103,516	0.76	07-Dec-2017	7,246	Nil	Nil
	68,667	0.91	12-Jan-2017	Nil	Nil	Nil
	49,838	1.17	09-Sep-2016	Nil	Nil	Nil
	100,000	1.57	07-Jul-2016	Nil	Nil	Nil
	36,934	2.87	28-Jan-2016	Nil	Nil	Nil
	21,845	0.81	05-Mar-2015	437	Nil	Nil
	30,710	0.90	02-Sep-2014	Nil	Nil	Nil
	10,710	0.71	09-Feb-2014	1,285	Nil	Nil
	15,000	1.65	08-May-2013	Nil	Nil	Nil
Steven M. Hatten	Nil	Nil	Nil	Nil	43,461	36,073
	82,523	0.76	07-Dec-2017	5,777	Nil	Nil
	71,150	0.91	12-Jan-2017	Nil	Nil	Nil
	51,641	1.17	09-Sep-2016	Nil	Nil	Nil
	100,000	1.57	07-Jul-2016	Nil	Nil	Nil
	40,343	2.87	28-Jan-2016	Nil	Nil	Nil
	21,107	0.81	05-Mar-2015	422	Nil	Nil
	36,771	0.90	02-Sep-2014	Nil	Nil	Nil
	25,000	1.65	08-May-2013	Nil	Nil	Nil
	62,500	3.00	09-Aug-2012	Nil	Nil	Nil

(1) The aggregate market value or payout value of vested share-based awards that have not yet been paid out or distributed is nil for all officers in this table.

The following table sets forth information concerning the value vested or earned in respect of incentive plan awards during the financial year ended December 31, 2012 by each of the Named Executive Officers.

Incentive Plan Awards - Value Vested or Earned During the
Financial Year Ended December 31, 2012
	Option-based Awards		Share-based Awards		Non-equity incentive plan compensation
Name	Number of Securities Underlying Options Vested (#)	Value vested during the year ($)	Number of Shares or Units of Shares Vested (#)	Value vested during the year ($)	Value earned during the year ($)

Wayne W. Heili	241,074	198,103	12,795	36,722	17,025
Roger L. Smith	229,133	195,224	13,708	39,342	15,325
Jeffrey T. Klenda	187,779	160,824	16,247	46,629	17,025
Penne A. Goplerud	141,315	106,616	4,617	13,251	10,599
Steven M. Hatten	143,314	109,734	5,043	14,473	10,982

Employment Contracts

The Corporation entered into an employment agreement with Mr. Wayne Heili dated February 19, 2007, as amended, when he was hired to be the Vice President Mining & Engineering. Most recently, Mr. Heili’s employment agreement was amended effective in 2011 to reflect his new positions as President and Chief Executive Officer. Currently, Mr. Heili is entitled to a salary of US$258,284 per year and a discretionary bonus to be set by the Board of Directors of the Corporation. Mr. Heili is entitled to receive stock option grants under the terms and conditions of the Option Plan, and RSUs under the terms and conditions of the RSU Plan, and as determined by the Board of Directors. In the event the Corporation terminates the employment agreement with Mr. Heili for non-causal reasons, Mr. Heili will be entitled to a lump sum payment equivalent to two years base salary (a total of US$516,568). In the event of change of control of the Corporation, and Mr. Heili’s termination by, or resignation from, the Corporation within 12 months of the change of control, Mr. Heili will be entitled to a lump sum payment equivalent to two years base salary (a total of US$516,568). Mr. Heili is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Roger Smith dated May 15, 2007, as amended, when he was hired to be the Chief Financial Officer of the Corporation. Most recently, Mr. Smith’s employment agreement was amended in 2011 to reflect his new positions as Chief Financial Officer and Chief Administrative Officer. Currently, Mr. Smith is entitled to a salary of US$252,668 per year and a discretionary bonus to be set by the Board of Directors. Mr. Smith is entitled to receive stock option grants under the terms and conditions of the Option Plan, and RSUs under the terms and conditions of the RSU Plan, and as determined by the Board of Directors. In the event that the Corporation terminates the employment agreement with Mr. Smith for non-causal reasons, Mr. Smith will be entitled to a lump sum payment equivalent to two years base salary (a total of US$505,336). In the event of a change of control of the Corporation, and Mr. Smith’s termination by, or resignation from, the Corporation within 12 months of the change of control, Mr. Smith will be entitled to a lump sum payment equivalent to two years base salary (a total of US$505,336). Mr. Smith is subject to non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Jeffrey Klenda dated January 1, 2007, as amended. Most recently, Mr. Klenda’s employment agreement was amended in 2011 to reflect his full-time status. Currently, Mr. Klenda is entitled to a salary of US$258,284 per year and a discretionary bonus to be set by the Board of Directors. Mr. Klenda is entitled to receive stock option grants under the terms and conditions of the Option Plan, and RSUs under the terms and conditions of the RSU Plan, and as determined by the Board of Directors. In the event that the Corporation terminates the employment agreement with Mr. Klenda for non-causal reasons, Mr. Klenda will be entitled to a lump sum payment equivalent to two years base salary (a total of US$516,568). In the event of a change of control of the Corporation and Mr. Klenda’s termination by, or resignation from, the Corporation within 12 months of the change of control Mr. Klenda will be entitled to a lump sum payment equivalent to two years base salary (a total of US$516,568). Mr. Klenda is subject to non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Ms. Penne A. Goplerud dated May 17, 2011, as amended. Currently, Ms. Goplerud is entitled to a salary of US$227,162 per year and a discretionary bonus to be set by the Board of Directors. Ms. Goplerud is entitled to receive stock option grants under the terms and conditions of the Option Plan, and RSUs under the terms and conditions of the RSU Plan, and as determined by the Board of Directors. In the event that the Corporation terminates the employment agreement with Ms. Goplerud for non-causal reasons, Ms. Goplerud will be entitled to a lump sum payment equivalent to 18 months base salary (a total of US$340,743). In the event of a change of control of the Corporation and Ms. Goplerud’s termination by, or resignation from, the Corporation within 12 months of the change of control Ms. Goplerud will be entitled to a lump sum payment equivalent to 18 months base salary (a total of US$340,743). Ms. Goplerud is subject to non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Steven M. Hatten dated May 17, 2011, as amended. Currently, Mr. Hatten is entitled to a salary of US$181,090 per year and a discretionary bonus to be set by the Board of Directors. Mr. Hatten is entitled to receive stock option grants under the terms and conditions of the Option Plan, and RSUs under the terms and conditions of the RSU Plan, and as determined by the Board of Directors. In the event that the Corporation terminates the employment agreement with Mr. Hatten for non-causal reasons, Mr. Hatten will be entitled to a lump sum payment equivalent to 18 months base salary (a total of US$271,635). In the event of a change of control of the Corporation and Mr. Hatten’s termination by, or resignation from, the Corporation within 12 months of the change of control Mr. Hatten will be entitled to a lump sum payment equivalent to 18 months base salary (a total of US$271,635). Mr. Hatten is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The employment agreements have been amended from time to time. In December 2008, all executive employment agreements then in place were amended to insert necessary provisions for compliance with Section 409A provision of the Internal Revenue Code of 1986 (“IRC”), as amended, including the timing of payments or deferred compensation in the event of a change of control or termination from the Corporation. In November 2009, the executive employment agreements in place were amended to insert provisions to provide for the establishment of a trust to hold and invest certain separation payments which the Corporation becomes obligated to pay because of a voluntary termination by the executive or involuntary termination by the Corporation or in the event of a change of a control but which payments have been delayed under Section 490A of the IRC.

In May 2011, existing employment agreements were amended to reflect the assumption of new responsibilities and/or new titles by the serving executive officers. Additionally, three new agreements were completed in May 2011, as described above. In November 2011, all the employment agreements of the executive officers were amended to provide that the Corporation will bear the costs of a mediator in the event of informal dispute resolution, with each party to bear its own attorney fees or other expenses. This amendment was recommended for approval by the Compensation Committee and approved by the Board of Directors. In February 2013, the Compensation Committee recommended, and the Board of Directors approved a change to the employment agreements regarding “paid time off” benefits to more directly coincide with the structure and accruals of paid time off benefits available to eligible employees of the Corporation.

Performance Graph

The following graph illustrates the period from December 31, 2007 to December 31, 2012 and reflects the cumulative shareholder return of an investment in Common Shares of the Corporation compared to the cumulative return of an investment in the S&P/TSX Composite Index since December 31, 2007 assuming that C$100 was invested and, where applicable, reinvestment of dividends.

	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012
Ur-Energy Inc.	$100	$19	$23	$84	$25	$23
S&P/TSX Composite	$100	$65	$85	$97	$86	$90

For the time period (2008 – 2012) reflected in the Performance Graph above, comparative cash compensation, in the aggregate, for full-time executive officers is comparable, largely as a result of the Corporation’s restructuring in 2011. As discussed above, executive compensation has remained relatively static over this five-year period as a result of concerted budgetary constraints while the Corporation remained focused on obtaining all necessary regulatory authorizations, and proceeding through construction to operations.

Indebtedness of Directors, Executive Officers and Others

At no time since the beginning of the Corporation’s last financial year was any director, executive officer, proposed nominee for election as a director, or any of their respective associates, indebted to the Corporation or any of its subsidiaries, nor was the indebtedness of any such person to another entity the subject of any guarantee, support agreement, letter of credit or similar arrangement provided by the Corporation or any of its subsidiaries.

Compensation of Directors

In October 2011, the Compensation Committee approved the retention of Roger Gurr & Associates (“RG&A”) to review the compensation of the non-executive directors.  The review compared the compensation of the Corporation’s non-executive directors with a comparator group of 20 junior mining exploration and development companies with exploration activities focused mainly in North America, with similar market capitalization and similar primary interests in uranium, base metals and/or rare earth minerals.  The results of the comparative study indicate that the Corporation’s non-executive director compensation was below market on average and, as a result, RG&A recommended adjustments to retainer compensation, meeting attendance fees and equity compensation.  The Compensation Committee began its initial review of the comparative study in February 2012.

The review and consideration of the recommendations was completed mid-year, after which the Compensation Committee recommended and the Board approved, effective September 1, 2012, an increase for non-executive directors in the base cash retainer compensation to $24,000. Meeting fees were also adjusted: meeting fees for board attendance now are set at $1,000 (without distinction whether attending in person or by telephone). Additionally, committee meeting attendance is compensated at $500 per Audit Committee meeting and $250 per meeting for other committees. Working time spent for committee participation, not attendant to regular meetings, will be compensated at the rate of $250/half day and $500/full day to be monitored by the Compensation Committee and reported to the Board of Directors.

In addition to other compensation received by directors of the Corporation, a 2008 resolution provides that non-management directors participating on ad hoc or special committees of the Board of Directors, which may be constituted from time to time, are entitled to additional director fees, to be determined in accordance with additional duties and requirements requested of those individuals from time to time. There currently are no such ad hoc or special committees of the Board of Directors.

The following table sets forth the summary information concerning compensation paid to or earned during the financial year ended December 31, 2012 by the Corporation’s non-executive directors.

Non-Executive Director Compensation For the Financial Year Ended December 31, 2012

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

W. William Boberg (1)	27,250	27,503	53,653	Nil	Nil	504,300	612,706
James M. Franklin	28,750	27,503	53,653	Nil	Nil	Nil	109,906
Paul Macdonell	28,750	27,503	53,653	Nil	Nil	Nil	109,906
Thomas Parker	28,500	27,503	53,653	Nil	Nil	Nil	109,656

(1)	Mr. Boberg is the former President and Chief Executive Officer of the Corporation, who ceased to be an executive officer as of July 31, 2011. The “other compensation,” above, reflects severance which was paid in February 2012. Commencing August 1, 2011, Mr. Boberg became a non-executive director.

All non-executive directors are encouraged to have a significant long-term financial interest in the Corporation. In 2009, the Compensation Committee recommended, and Board of Directors adopted, a resolution requiring mandatory minimum share ownership by the non-executive directors to encourage the alignment of interests between the Corporation and its shareholders. Thereafter, non-executive directors were required to invest an amount equal to the non-executive director’s annual retainer in shares or securities exercisable into shares on or before the later of (i) December 31, 2013, or (ii) the fifth anniversary of the non-executive director’s election or appointment. The retainer amount was to be calculated using the amount of the annual retainer at the later of (i) January 1, 2009, or (ii) the date of the non-executive director’s election or appointment.

As discussed above under the heading “Share Ownership Guidelines,” in February 2012 the Compensation Committee recommended, and the Board of Directors approved, Share Ownership Guidelines which provide greater detail concerning these ownership requirements. Additionally, the Board of Directors approved a recommendation that the share ownership requirement be adjusted with respect to the non-executive directors, to require each to acquire and own three times their annual retainer (current retainer, $24,000; previously, $18,000 (January 2009 – September 2012)). All non-executive directors meet the share ownership guidelines or are on-track to meet the share ownership guidelines within the prescribed timeframes.

The following table sets forth information concerning the option-based and share-based awards granted by the Corporation to each of the non-executive directors outstanding as of December 31, 2012:

Option Based and Share Based Awards Outstanding as of December 31, 2012

	Option-based Awards				Share-based Awards(1)
	Number of securities underlying unexercised options	Option exercise price	Option expiration	Value of unexercised in- the-money options	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Name	(#)	($)	Date	($)	(#)	($)
W. William Boberg	Nil	Nil	Nil	Nil	49,475	41,064
	72,911	0.76	07-Dec-2017	5,104	Nil	Nil
	60,000	0.91	12-Jan-2017	Nil	Nil	Nil
	31,355	1.17	09-Sep-2016	Nil	Nil	Nil
	129,974	2.87	28-Jan-2016	Nil	Nil	Nil
	61,500	0.81	05-Mar-2015	1,230	Nil	Nil
	107,143	0.90	02-Sep-2014	Nil	Nil	Nil
	107,143	0.71	09-Feb-2014	12,857	Nil	Nil
	80,000	1.65	08-May-2013	Nil	Nil	Nil
James M. Franklin	Nil	Nil	Nil	Nil	38,238	31,738
	72,911	0.76	07-Dec-2017	5,104	Nil	Nil
	60,000	0.91	12-Jan-2017	Nil	Nil	Nil
	31,355	1.17	09-Sep-2016	Nil	Nil	Nil
	40,082	2.87	28-Jan-2016	Nil	Nil	Nil
	9,000	0.81	05-Mar-2015	180	Nil	Nil
	12,857	0.90	02-Sep-2014	Nil	Nil	Nil
	12,857	0.71	09-Feb-2014	1,543	Nil	Nil
	40,000	1.65	08-May-2013	Nil	Nil	Nil
Paul Macdonell	Nil	Nil	Nil	Nil	38,238	31,738
	72,911	0.76	07-Dec-2017	5,104	Nil	Nil
	60,000	0.91	12-Jan-2017	Nil	Nil	Nil
	31,355	1.17	09-Sep-2016	Nil	Nil	Nil
	40,082	2.87	28-Jan-2016	Nil	Nil	Nil
	9,000	0.81	05-Mar-2015	180	Nil	Nil
	12,857	0.90	02-Sep-2014	Nil	Nil	Nil
	12,857	0.71	09-Feb-2014	1,543	Nil	Nil
	40,000	1.65	08-May-2013	Nil	Nil	Nil
Thomas Parker	Nil	Nil	Nil	Nil	38,238	31,738
	72,911	0.76	07-Dec-2017	5,104	Nil	Nil
	60,000	0.91	12-Jan-2017	Nil	Nil	Nil
	31,355	1.17	09-Sep-2016	Nil	Nil	Nil
	40,082	2.87	28-Jan-2016	Nil	Nil	Nil
	9,000	0.81	05-Mar-2015	180	Nil	Nil
	12,857	0.90	02-Sep-2014	Nil	Nil	Nil
	12,857	0.71	09-Feb-2014	1,542	Nil	Nil
	40,000	1.65	08-May-2013	Nil	Nil	Nil

(1) The aggregate market value or payout of vested share-based awards that have not yet been paid or distributed is nil for all directors in this table.

The non-executive directors are eligible to receive grants of options and RSUs at the discretion of the Board of Directors, and did so as indicated in the following table:

Incentive Plan Awards - Value Vested or Earned During the

Financial Year Ended December 31, 2012

	Option-based Awards		Share-based Awards		Non-equity incentive plan compensation
Name	Number of Securities Underlying Options Vested (#)	Value vested during the year ($)	Number of Shares or Units of Shares Vested (#)	Value vested during the year ($)	Value earned during the year ($)

W. William Boberg	120,173	124,019	16,247	46,629	Nil
James M. Franklin	78,823	59,808	5,011	14,382	Nil
Paul Macdonell	78,823	59,808	5,011	14,382	Nil
Thomas Parker	78,823	59,808	5,011	14,382	Nil

Executive Compensation – Related Fees

As above, the Compensation Committee utilized the consulting services of RG&A to review and analyze the overall compensation of the non-executive directors. This review was completed in fourth quarter 2011 and was initially presented to the Compensation Committee and the Board of Directors at meetings on February 28, 2012. RG&A was paid $11,300 for this analysis.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain summary information concerning the Corporation’s equity compensation plans as at December 31, 2012. Directors, officers, employees and consultants are eligible to participate in the Option Plan, while directors and employees including executive officers are eligible to participate in the RSU Plan.

Equity compensation plans approved by securityholders	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (C$)	Number of Common Shares Remaining for Future Issuance (Excluding Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights)
Ur-Energy Inc. Amended and Restated Stock Option Plan 2005	8,511,722	1.32	1,100, 736
Ur-Energy Amended Restricted Share Unit Plan	826,425	0.00	1,595,575
Warrants	150,000	1.13	N/A

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, no insider of the Corporation or proposed nominee for election as a director of the Corporation, nor any of their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last financial year or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

Certain of the Corporation’s directors and officers also serve as directors and officers of one or more mining and exploration companies. Such directors and officers are also in many cases shareholders of one or more of the foregoing companies. While there is a potential for conflicts of interest to arise in such situations, that potential is minimized because of the nature of these other companies in other areas of mineral resources and precious metals. Except as otherwise disclosed in this Circular, no person who has been a director or officer of the Corporation since the commencement of the Corporation’s last financial year, nor any proposed nominee for election as a director of the Corporation, nor any of their respective associates or affiliates, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Introduction

The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Board of Directors has reviewed the corporate governance best practices identified in National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the “CSA Guidelines”). The Board of Directors is committed to ensuring that the Corporation follows best practices and is continuing to develop such practices.

Board Mandate

The responsibility of the Board of Directors is to supervise the management of the business and affairs of the Corporation in accordance with the best interests of the Corporation and all of its shareholders. The Board of Directors does not currently have a written mandate or a written description for the Chair of the Board of Directors or the Chief Executive Officer. In discharging its responsibility, the Board of Directors reviews the performance and responsibilities of the President and Chief Executive Officer and oversees and reviews the development and implementation of the following significant corporate plans and initiatives:

•	the Corporation’s strategic planning and budgeting process;
•	the identification of the principal risks to the Corporation’s business and the implementation of systems to manage these risks;
•	succession planning, including appointing, training and monitoring senior management of the Corporation;
•	the public communications policies and continuous disclosure record of the Corporation; and
•	the Corporation’s internal controls and management information systems.

The Board of Directors meets at least four times a year and more frequently if required. In 2012, the Board of Directors met nine times. In addition, the Board of Directors took 16 actions by written resolution. The Board of Directors from time to time holds a portion of its meetings when management departs and the independent directors meet in camera. Management may be asked to depart a meeting for in camera sessions at such other meetings as the independent directors deem appropriate from time to time.

The Board of Directors recruits possible directors from contacts within the mining industry or other strategic areas that will complement the knowledge and depth of the Board of Directors. Currently, the Board of Directors has determined that six directors is an appropriate number of directors to oversee and provide guidance to management on the business and affairs of the Corporation. However, the Board of Directors continues to evaluate the size of the Board of Directors in conjunction with the continuing growth and development of the Corporation.

New directors who join the Board of Directors are provided with a basic orientation of the Corporation, the Board of Directors, the committees of the Board of Directors and meet with the other directors prior to joining the Board of Directors. In addition, new directors have the opportunity to meet with management of the Corporation to have an understanding of the business of the Corporation and its operations. Directors are encouraged to participate in corporate governance and education courses that will assist them in their role as directors of the Corporation or on various committees.

Board Composition

As of the time of the Meeting, the Board of Directors is composed of six directors. All directors are elected annually.

The current six directors include Mr. Jeffrey T. Klenda, Chair of the Board of Directors of the Corporation; Mr. Wayne W. Heili, President and Chief Executive Officer of the Corporation; Dr. James M. Franklin; Mr. W. William Boberg; Mr. Paul Macdonell and Mr. Thomas Parker. Messrs. Macdonell and Parker and Dr. Franklin are independent directors as determined by the CSA Guidelines (i.e., each is independent of management and free from any interest in and any business or other relationship with the Corporation which could reasonably be expected to interfere with the exercise of the director’s judgment). In determining whether a director is independent, the Board of Directors considers the specific circumstances of a director and the nature, as well as materiality, of any relationship between the director and the Corporation.

From time to time, the Corporate Governance and Nominating Committee considers the functions customarily assigned to a director serving in the role of lead director and has determined that the establishment of the role of lead director at the Corporation, with the current makeup of the Board of Directors, would not enhance the communications within the Board, among its committees, and with management.

Several of the directors are directors for other reporting issuers, as disclosed in the biographies of the directors provided above under “Particulars to be Acted Upon – Election of Directors”.

Board Committees

There are five permanent committees of the Board of Directors: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Treasury & Investment Committee and the Technical Committee. The Board of Directors may also appoint other temporary or permanent committees from time to time for particular purposes.

The following sets out the Report of the Audit Committee as well as a summary of the responsibilities and activities of the other Board of Directors committees.

Audit Committee

The Audit Committee assists the Board of Directors in carrying out its responsibilities relating to corporate accounting and financial reporting practices, as well as oversight of internal controls, and the Whistleblower program. The duties and responsibilities of the Audit Committee include the following:

•	reviewing for recommendation to the Board of Directors for its approval the principal documents comprising the Corporation’s continuous disclosure record, including interim and annual financial statements and management’s discussion and analysis;
•	recommending to the Board of Directors a firm of independent auditors for appointment by the shareholders and reporting to the Board of Directors on the fees and expenses of such auditors. The Audit Committee has the authority and responsibility to select, evaluate and if necessary replace the independent auditor. The Audit Committee has the authority to approve all audit engagement fees and terms and the Audit Committee, or a member of the Audit Committee, must review and pre-approve any non-audit services provided to the Corporation by the Corporation’s independent auditor and consider the impact on the independence of the auditor;

•	reviewing periodic reports from the Chief Financial Officer;
•	discussing with management and the independent auditor, as appropriate, any audit problems or difficulties and management’s response; and
•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

The Audit Committee maintains direct communication during the year with the Corporation’s independent auditor and the Corporation’s officers responsible for accounting and financial matters.

During 2012, the members of the Audit Committee were Thomas Parker (Chair), Paul Macdonell and James Franklin. The members of the Audit Committee were in 2012, and are currently, independent directors pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”) and the listing standards of the NYSE MKT. Each of the members is financially literate as defined in NI 52-110. The Audit Committee designated Thomas Parker as an “audit committee financial expert” as that term is currently defined by the rules of the U.S. Securities and Exchange Commission regulating these disclosures.

Report of the Audit Committee

During 2012, the Audit Committee met five times. In addition, the Audit Committee took two actions by written resolution. The activities of the Audit Committee over the past year included the following:

•	reviewing annual financial statements of the Corporation and management’s discussion and analysis prior to filing with the regulatory authorities;
•	reviewing the quarterly interim financial statements of the Corporation and management’s discussion and analysis prior to filing with regulatory authorities;
•	reviewing periodic reports from the Chief Financial Officer;
•	reviewing applicable Canadian corporate disclosure reporting and control processes, including Chief Executive Officer and Chief Financial Officer certifications;
•	approving retention of an external firm for testing of internal controls and subsequently reviewing reports made by the firm;
•	reviewing Audit Committee governance practices to ensure its terms of reference incorporate all regulatory requirements; and
•	reviewing the engagement letter with the independent auditors and annual audit fees prior to approval by the Board of Directors, as well as pre-approving non-audit services and their cost prior to commencement.

The Audit Committee has reviewed and discussed with management and the independent auditors the consolidated financial statements of the Corporation as at December 31, 2012 and management’s discussion and analysis. Based on that review and on the report of the independent auditor of the Corporation, the Audit Committee recommended to the Board of Directors that such audited consolidated financial statements and management’s discussion and analysis be approved and filed with Canadian regulatory authorities and the U.S. Securities and Exchange Commission.

The Audit Committee has recommended to the Board of Directors that the shareholders of the Corporation be requested to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the independent auditor for 2013.

The Audit Committee reviews its charter on a yearly basis, and did so most recently on December 7, 2012. A copy of the Amended and Restated Audit Committee Charter, as amended on December 7, 2012, is attached as an exhibit to the Annual Information Form of the Corporation (and the Annual Report on Form 40-F) for the year ended December 31, 2012, which is available electronically at www.sedar.com, and at http://www.sec.gov/edgar.shtml, having been filed on March 1, 2013. The Annual Information Form and the Annual Report on Form 40-F for the year ended December 31, 2012 contains disclosure relating to the composition of the Audit Committee and the qualifications of each of its members.

Compensation Committee

The Compensation Committee assists the Board of Directors in carrying out its responsibilities relating to personnel matters, including performance, compensation and succession. The Compensation Committee has prepared terms of reference which include annual objectives against which to assess members of management including the President and Chief Executive Officer, reviewing and making recommendations to the Board of Directors with respect to employee and consultant compensation arrangements including stock options, restricted share units and management succession planning. The Compensation Committee reviews its charter on a yearly basis, and did so most recently on December 7, 2012.

The Compensation Committee met three times in 2012. In addition, the Compensation Committee took five actions by written resolution. Portions of meetings are conducted without management present, including for the purpose of specifically discussing the compensation of the President and Chief Executive Officer. During 2012, the members of the Committee were Paul Macdonell (Chair), Thomas Parker and James Franklin. The members of the Compensation Committee were in 2012, and are currently, independent pursuant to NI 52-110 and the listing standards of the NYSE MKT. The biographies of the members of the Compensation Committee are provided above and provide the qualifications of each of the members of the Compensation Committee.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee assists the Board of Directors with determining the slate of director nominees for election to the Board of Directors, recommending candidates to fill vacancies, the composition of the committees of the Board of Directors and monitoring compliance with corporate governance regulatory requirements. The Corporate Governance and Nominating Committee Charter was adopted by the Board of Directors on December 17, 2007. The Corporate Governance and Nominating Committee reviews its charter on a yearly basis, and did so most recently on December 7, 2012.

During 2012, the members of the Committee were Paul Macdonell (Chair), Thomas Parker and James Franklin. The Corporate Governance and Nominating Committee met twice during 2012, and took one action by written resolution. The members of the Corporate Governance and Nominating Committee were in 2012, and are currently, independent pursuant to NI 52-110 and the listing standards of the NYSE MKT.

Treasury & Investment Committee

The Treasury & Investment Committee assists the Board of Directors by centralizing for oversight all treasury activities of the Corporation insofar as practical, and coordinating the banking, cash management, investment and funding arrangements of the Corporation. The Committee also formulates and implements the Treasury and Investment Policy of the Corporation, reviewing it from time to time. The Committee’s Charter provides that the Committee consist of the Chief Financial Officer and at least two independent members of the Board of Directors. The Treasury & Investment Committee reviews its charter on an annual basis, and did so most recently on December 7, 2012.

During 2012, the members of the Treasury & Investment Committee were Thomas Parker (Chair) and Paul Macdonell, along with the Corporation’s Chief Financial Officer. The Treasury & Investment Committee met twice during 2012.

Technical Committee

The Technical Committee assists the Board of Directors with reserve and resource matters relating to the Corporation’s mineral properties; technical matters relating to the Corporation’s exploration, development, permitting, construction, operations, reclamation and restoration activities; health, safety and environmental matters relating to the Corporation’s operations and activities; and compliance with legal and regulatory requirements relating to the Corporation’s reserve and resource matters, technical matters, and health, safety and environmental matters. The Technical Committee “Mandate and Guidelines” document was adopted by the Board of Directors on January 29, 2008, and subsequently became the Technical Committee Charter. Most recently, it was reviewed and revised in December 2012.

The members of the Technical Committee are James Franklin (Chair), Wayne Heili, William Boberg and Thomas Parker. There are several members of management who participate in the Technical Committee. The Technical Committee conducts many of its reviews by means of informal meetings, including as a part of the Corporation’s periodic in-house technical review symposiums. The Technical Committee held three formal meetings during 2012. The members of the Technical Committee are not required to be independent pursuant to NI 52-110.

Summary of Memberships on Permanent Committees and Record of Attendance for 2012

During the year ended December 31, 2012, the Board of Directors and its permanent committees held the following numbers of meetings:

Board of Directors	9	(1)
Audit Committee (“AC”)	5
Compensation Committee (“CC”)	3
Corporate Governance and Nominating Committee (“CGN”)	2
Technical Committee (“TC”)	3
Treasury & Investment Committee (“TIC”)	2
Total number of meetings held	24
(1)	In addition to the nine meetings held by the Board of Directors, 16 actions were taken by resolution in writing.

Director	Committee Memberships	Board Meetings Attended	Committee Meetings Attended
Jeffrey T. Klenda		9
James M. Franklin	AC, CC, GCN, TC	9	AC –5, CC – 3, CGN –2, TC – 3;
Paul Macdonell	AC, CC, CGN, TIC	9	AC – 5, CC – 3, CGN – 2, TIC – 2
W. William Boberg	TC	9	TC – 3
Thomas Parker	AC, CC, CGN, TIC, TC	8	AC – 5, CC – 3, CGN – 2 TIC – 2, TC – 3
Wayne W. Heili	TC	9	TC – 2

Other Policies

The Corporation adopted a written Code of Business Conduct and Ethics (the “Code”) on August 9, 2007 which has been amended and restated from time to time, most recently amended effective May 17, 2011. All directors, officers and employees of the Corporation are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them. Directors, officers and appropriate personnel reaffirm their familiarity and adherence to the Code on an annual or other regular basis. The Corporate Governance and Nominating Committee oversees the implementation of the Code and compliance with various regulatory requirements. The Code is available at the Corporation’s website at http://www.ur-energy.com/corporate-governance/.

The Corporation also adopted various policies related to trading restrictions, disclosure requirements and confidentiality obligations on January 29, 2008 which have been amended and restated from time to time, most recently amended effective May 16, 2011. The Corporate Governance and Nominating Committee oversees the implementation and compliance of these policies. These policies, which are combined under the Corporation’s “Ur-Energy Inc. Policies Concerning Confidentiality, Public Disclosure and Restrictions on Trading Securities,” also are available at the Corporation’s website at http://www.ur-energy.com/corporate-governance/. All directors, officers and employees of the Corporation are expected to be familiar with and adhere to the policies.

Shareholder Feedback

The Board of Directors believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board of Directors should be satisfied that appropriate investor relations programs and procedures are in place. The Board of Directors has approved these policies including the designation of spokespersons in behalf of the Corporation from time to time. Management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback.

The Board of Directors regularly reviews the Corporation’s major communications with shareholders and the public, including continuous disclosure documents and periodic press releases in accordance with the Corporation’s policies.

Expectations of Management

The Board of Directors believes that it is appropriate for management to be responsible for the development of long-term strategies for the Corporation. Meetings of the Board of Directors are held, as required, to specifically review and deal with long-term strategies of the Corporation as presented by senior members of management.

The Board of Directors appreciates the value of having selected executive officers attend board meetings to provide information and opinions to assist the directors in their deliberations. The Chair, in consultation with the President and Chief Executive Officer, arranges for the attendance of executive officers as well as managers for consultation including technical presentations at Board of Directors meetings.

SHAREHOLDER PROPOSALS

All proposals of the Corporation’s shareholders intended to be presented at the Corporation’s annual meeting of shareholders in 2014, must be received by the Corporation’s Corporate Secretary no later than January 15, 2014 for inclusion in the proxy circular related to that meeting. The Corporation’s next annual meeting of shareholders is planned for April 2014.

ADDITIONAL INFORMATION

Additional financial information for the Corporation is available in the Corporation’s audited consolidated financial statements for the year ended December 31, 2012 and related management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2012, which have been filed with Canadian securities regulators and are available under the Corporation’s profile at www.sedar.com, and are filed with the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.

Upon request made to the Corporate Secretary of Ur-Energy at 10758 West Centennial Road, Suite 200, Littleton, Colorado 80127 (Telephone: +1 720-981-4588 ext. 250), the Corporate Secretary will provide to any shareholder of the Corporation, free of charge, a copy of its audited consolidated financial statements for the year ended December 31, 2012 and related management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2012.

APPROVAL BY BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

DATED at Littleton, Colorado, this 19th day of March, 2013.

By Order of the Board of Directors

/s/ Wayne W. Heili

President and Chief Executive Officer

SCHEDULE A

RSU Plan Resolution

RESOLVED THAT:

1.	The renewal of the Ur-Energy Inc. Amended Restricted Share Unit Plan (the “RSU Plan”), which was adopted by resolution of the Board of Directors on May 7, 2010, approved by shareholders June 24, 2010, and last modified by the Board of Directors effective October 24, 2011, be and is hereby ratified, confirmed and approved; and

2.	All unallocated restricted share units issuable pursuant to the RSU Plan be and are hereby approved and authorized until the third anniversary date of the adoption of the present resolution by the shareholders of the Corporation; and

3.	Any director or officer of the Corporation be and each of them is hereby authorized, for and on behalf of the Corporation, to do such things and to sign, execute and deliver all such documents that such director or officer may, in their discretion, determine to be necessary or useful in order to give full effect to the intent and purpose of this resolution.

SCHEDULE B

Ur-Energy Inc.

Amended Restricted Share Unit Plan

Effective May 7, 2010

As amended October 24, 2011

Table of Contents

Article 1 GENERAL PROVISIONS		1
1.1	Purpose	1
1.2	Definitions	1
1.3	Effective Date	3
1.4	Governing Law; Subject to Applicable Regulatory Rules	3
Article 2 ELIGIBILITY AND PARTICIPATION		3
2.1	Eligibility	3
2.2	Rights Under the Plan	3
2.3	Copy of Plan	3
2.4	Limitation on Rights	3
2.5	Grant Agreements	3
2.6	Maximum Number of Common Shares	4
Article 3 RESTRICTED SHARE UNITS		4
3.1	Grant of Restricted Share Units	4
3.2	Redemption of Restricted Share Units	4
3.3	Compliance With Tax Requirements	4
3.4	Payment of Dividend Equivalents	5
3.5	Adjustments	5
3.6	Offer for Common Shares – Change of Control	5
Article 4 EVENTS AFFECTING ENTITLEMENT		6
4.1	Termination of Employment or Election as a Director	6
4.2	Death	6
4.3	No Grants Following Last Day of Active Employment	6
Article 5 ADMINISTRATION		7
5.1	Transferability	7
5.2	Administration	7
5.3	Records	7
5.4	Statements	7
5.5	Legal Compliance	7
Article 6 AMENDMENT AND TERMINATION		7
6.1	Amendment	7
6.2	Termination of Plan	8
Article 7 GENERAL		9
7.1	Rights to Common Shares	9
7.2	No Right to Employment	9

7.3	Right to Funds	9
7.4	Successors and Assigns	9
7.5	Severability	9
7.6	Code Section 409A	9

Article 1
GENERAL PROVISIONS

1.1	Purpose

This Restricted Share Unit Plan is established as a vehicle by which equity-based incentives may be awarded to retain employees, to recognize and reward their significant contributions to the long-term success of the Corporation including to align the employees and directors interests more closely with the shareholders of the Corporation.

1.2	Definitions

As used in the Plan, the following terms have the following meanings:

(a)	“Board” means the Board of Directors of the Corporation;

(b)	“Change of Control” includes:

(i)	the acquisition by any persons acting jointly or in concert (as determined by the Securities Act (Ontario)), whether directly or indirectly, of voting securities of the Corporation that, together with all other voting securities of the Corporation held by such persons, constitute in the aggregate more than 50% of all outstanding voting securities of the Corporation;

(ii)	an amalgamation, arrangement or other form of business combination of the Corporation with another corporation that results in the holders of voting securities of that other corporation holding, in the aggregate, more than 50% of all outstanding voting securities of the corporation resulting from the business combination;

(iii)	the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than in the ordinary course of business of the Corporation or to a Related Entity; or

(iv)	any other transaction that is deemed to be a “Change of Control” for the purposes of this Plan by the Board in its sole discretion.

(c)	“Code” means the US Internal Revenue Code of 1986, as amended;

(d)	“Committee” means the Compensation Committee of the Board or such other persons designated by the Board;

(e)	“Common Share” means a common share in the capital of the Corporation;

(f)	“Corporation” means Ur-Energy Inc. and its successors and assigns;

(g)	“Director” means a non-Employee director of the Board of the Corporation;

(h)	“Dividend” means a dividend declared and payable on a Common Share in accordance with the Corporation’s dividend policy as the same may be amended from time to time (an “Ordinary Dividend”), and may, in the discretion of the Committee, include a special or stock dividend (a “Special Dividend”) declared and payable on a Common Share;

(i)	“Eligible Person” means an Employee or a Director who is designated as an Eligible Person pursuant to Section 2.1;

(j)	“Employee” means an employee of the Corporation or a Subsidiary;

(k)	“Fair Market Value” means the closing price of the Common Shares on the Toronto Stock Exchange on the Business Day immediately prior to the Redemption Date, or if the shares are not listed on the Toronto Stock Exchange, then on such other stock exchange or quotation system as may be selected by the Committee, provided that, if the Common Shares are not listed or quoted on any other stock exchange or quotation system, then the Fair Market Value will be the value determined by the Committee in its sole discretion acting in good faith;

(l)	“Grant Date” means any date determined from time to time by the Committee as a date on which a grant of Restricted Share Units will be made to one or more Eligible Persons under this Plan;

(m)	“Plan” means the Ur-Energy Inc. Restricted Share Unit Plan, as amended from time to time;

(n)	“Redemption Date” in respect of any Restricted Share Unit means (A) 50% of such Restricted Share Unit on the first anniversary of the Grant Date on which such Restricted Share Unit was granted to the Eligible Person, and (B) 50% of such Restricted Share Unit on the second anniversary of the Grant Date on which such Restricted Share Unit was granted to the Eligible Person, unless (i) an earlier date has been approved by the Committee as the Redemption Date in respect of such Restricted Share Unit, or (ii) Section 3.6, 4.1, 4.2 or 6.2, is applicable, in which case the Redemption Date in respect of such Restricted Share Unit shall be the date established as such in accordance with the applicable Section; provided that, notwithstanding any other provision hereof, in no event will the Redemption Date in respect of any Restricted Share Unit be after the end of the calendar year which is three years following the end of the year in which services to which the grant of such Restricted Share Unit relates were performed by the Employee or Director to whom such Restricted Share Unit was granted;

(o)	“Reorganization” means any declaration of any stock dividend (other than a Special Dividend in respect of which the Committee, in its discretion, determines that Eligible Persons are to be paid a cash amount pursuant to Section 3.4), stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than Ordinary Dividends) of the Corporation assets to shareholders or any other similar corporate transaction or event which the Committee determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of Eligible Persons under this Plan;

(p)	“Restricted Share Unit” means one notional Common Share (without any of the attendant rights of a shareholder of such Common Share, including the right to vote such Common Share and the right to receive dividends thereon, except to the extent otherwise specifically provided herein) credited by bookkeeping entry to a notional account maintained by the Corporation in respect of an Eligible Person in accordance with this Plan; and

(q)	“Subsidiary” has the meaning set out in the Securities Act (Ontario).

1.3	Effective Date

The Plan shall be effective May 7, 2010 with respect to the Eligible Person payable commencing in and with respect to the 2010 fiscal year; provided that no Common Shares may be issued under the Plan until and unless all required regulatory and shareholder approvals have been obtained with respect to the issuance of Common Shares hereunder.

1.4	Governing Law; Subject to Applicable Regulatory Rules

The Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The provisions of the Plan shall be subject to the applicable by-laws, rules and policies of the Toronto Stock Exchange and applicable securities legislation.

Article 2
ELIGIBILITY AND PARTICIPATION

2.1	Eligibility

This Plan applies to those Employees and Directors whom the Committee designates as eligible for a grant of Restricted Share Units pursuant to Section 3.1. The Committee shall make such a designation prior to each Grant Date.

2.2	Rights Under the Plan

Subject to Article 4 and Article 5, an Eligible Person who has been granted Restricted Share Units shall continue to have rights in respect of such Restricted Share Units until such Restricted Share Units have been redeemed for cash or shares in accordance with this Plan.

2.3	Copy of Plan

The Corporation shall provide each Eligible Person with a copy of this Plan following the initial grant of Restricted Share Units to such Eligible Person and shall provide each Eligible Person with a copy of all amendments to this Plan.

2.4	Limitation on Rights

Nothing in this Plan shall confer on any Employee or Director any right to be designated as an Eligible Person or to be granted any Restricted Share Units. There is no obligation for uniformity of treatment of Eligible Persons or any group of Employees, Directors or Eligible Persons, whether based on salary or compensation, grade or level or organizational position or level or otherwise. A grant of Restricted Share Units to an Eligible Person on one or more Grant Dates shall not be construed to create a right to a grant of Restricted Share Units on a subsequent Grant Date.

2.5	Grant Agreements

Each grant of Restricted Share Units shall be evidenced by a written agreement executed by the Eligible Person in substantially the form appended hereto. An Eligible Person will not be entitled to any grant of Restricted Share Units or any benefit of this Plan unless the Eligible Person agrees with the Corporation to be bound by the provisions of this Plan. By entering into an agreement described in this Section 2.5, each Eligible Person shall be deemed conclusively to have accepted and consented to all terms of this Plan and all bona fide actions or decisions made by the Committee. Such terms and consent shall also apply to and be binding on the legal representative, beneficiaries, heirs and successors of each Eligible Person.

2.6	Maximum Number of Common Shares

Notwithstanding any provision herein, the aggregate number of Common Shares which may be issuable upon the redemption of all Restricted Share Units under the Plan, in combination with the aggregate number of Common Shares which may be issuable under any and all of the Corporation’s equity incentive plans in existence from time to time, including the Corporation’s Stock Option Plan 2005, as amended from time to time, shall not exceed ten percent (10%) of the issued and outstanding shares of the Corporation as at the Grant Date of each Restricted Share Unit under the Plan or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the rules or policies of the Toronto Stock Exchange or any other stock exchange on which the Common Shares of the Corporation may then be listed, by the shareholders of the Corporation. No fractional Common Shares may be issued under the Plan.

Article 3
RESTRICTED SHARE UNITS

3.1	Grant of Restricted Share Units

On each Grant Date, the Committee shall designate Eligible Persons and determine the number of Restricted Share Units to be granted to each Eligible Person in the Committee’s sole discretion.

3.2	Redemption of Restricted Share Units

(a)	Unless redeemed earlier in accordance with this Plan, the Restricted Share Units of each Eligible Person will be redeemed on or within thirty (30) days after the Redemption Date for cash or Common Shares, as determined by the Committee, for an amount equal to the Fair Market Value of a Restricted Share Unit.

(b)	If the Committee determines that any Restricted Share Units are to be redeemed for Common Shares, the Eligible Person will be entitled to receive and the Corporation will issue to the Eligible Person a number of Common Shares equal to the Fair Market Value of the Restricted Share Units (net of any applicable statutory withholdings) that have vested on the Redemption Date.

3.3	Compliance With Tax Requirements

In taking any action hereunder, or in relation to any rights hereunder, the Corporation and each Eligible Person shall comply with all provisions and requirements of any income tax, pension plan, or employment or unemployment insurance legislation or regulations of any jurisdiction which may be applicable to the Corporation or Eligible Person, as the case may be. The Corporation shall have the right to deduct from all payments made to the Employee in respect of the Restricted Share Units, whether in cash or Common Shares, any federal, provincial, local, foreign or other taxes, Canadian Pension Plan or Employment Insurance Commission or other deductions required by law to be withheld with respect to such payments. The Corporation may take such other action as the Board or the Committee may consider advisable to enable the Corporation and any Eligible Person to satisfy obligations for the payment of withholding or other tax obligations relating to any payment to be made under this Plan. Each Eligible Person (or the heirs and legal representatives of the Eligible Person) shall bear any and all income or other tax imposed on amounts paid to the Eligible Person (or the heirs and legal representatives of the Eligible Person) under this Plan, including any taxes, interest or penalties resulting from the application of Section 409A of the Code. If the Board or the Committee so determines, the Corporation shall have the right to require, prior to making any payment under this Plan, payment by the recipient of the excess of any applicable Canadian or foreign federal, provincial, state, local or other taxes over any amounts withheld by the Corporation, in order to satisfy the tax obligations in respect of any payment under this Plan. If the Corporation does not withhold from any payment, or require payment of an amount by a recipient, sufficient to satisfy all income tax obligations, the Eligible Person shall make reimbursement, on demand, in cash, of any amount paid by the Corporation in satisfaction of any tax obligation. Notwithstanding any other provision hereof, in taking such action hereunder, the Board and the Committee shall endeavour to ensure that the payments to be made hereunder will not be subject to the “salary deferral arrangement” rules under the Income Tax Act (Canada), as amended, or income tax legislation of any other jurisdiction.

3.4	Payment of Dividend Equivalents

When Dividends are paid on Common Shares, an Eligible Person shall be credited with Dividend equivalents in respect of the Restricted Share Units credited to the Eligible Person’s account as of the record date for payment of Dividends. Such Dividend equivalents shall be converted into additional Restricted Share Units (including fractional Restricted Share Units) based on the Fair Market Value per Common Share on the date credited.

3.5	Adjustments

If any change occurs in the outstanding Common Shares by reason of a Reorganization, the Committee, in its sole discretion, and without liability to any person, shall make such equitable changes or adjustments, if any, as it considers appropriate, in such manner as the Committee may consider equitable, to reflect such change or event including, without limitation, adjusting the number of Restricted Share Units credited to Eligible Persons and outstanding under the Plan, provided that any such adjustment will not otherwise extend the Redemption Date otherwise applicable. The Corporation shall give notice to each Eligible Person of any adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes. The existence of outstanding Restricted Share Units shall not affect in any way the right or power and authority of the Corporation or its shareholders to make or authorize any alteration, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business or any merger or consolidation of the Corporation, any issue of bonds, debentures or preferred or preference shares (ranking ahead of the Common Shares or otherwise) or any right thereto, or the dissolution or liquidation of the Corporation, any sale or transfer of all or any part of its assets or business or any corporate act or proceeding whether of a similar character or otherwise.

3.6	Offer for Common Shares – Change of Control

Notwithstanding anything else herein to the contrary, in the event of a Change of Control, then the Corporation shall redeem 100% of the Restricted Share Units granted to the Eligible Persons and outstanding under the Plan as soon as reasonably practical, but no later than thirty (30) days following the Redemption Date for cash. For the purposes of this Section 3.6: (i) the Redemption Date shall be the date on which the Change of Control occurs, and (ii) the Fair Market Value of a Restricted Share Unit shall be the greater of (i) the closing price per Common Share on the Toronto Stock Exchange on the Business Day immediately preceding the Redemption Date, and (ii) the price at which Common Shares are taken up under the Change of Control, as applicable.

Article 4
EVENTS AFFECTING ENTITLEMENT

4.1	Termination of Employment or Election as a Director

(a)	Voluntary Termination or Termination for Cause. If an Eligible Person is terminated by the Corporation for cause (as determined by the Corporation), or if an Eligible Person, voluntarily terminates employment for any reason or resigns as a Director, as applicable, all of the Eligible Person’s Restricted Share Units shall be cancelled and no amount shall be paid by the Corporation to the Eligible Person in respect of the Restricted Share Units so cancelled.

(b)	Involuntary Termination. The Restricted Share Units of an Eligible Person, other than a Director, who is involuntarily terminated by the Corporation, for reasons other than cause, shall be redeemed for cash at the Fair Market Value of a Restricted Share Unit on the Redemption Date. For the purposes of this Section 4.1(b) the Redemption Date shall be the date on which the employment of the Eligible Person, other than a Director, is terminated irrespective of any entitlement of the Eligible Person to notice, pay in lieu of notice or benefits beyond the termination date.

(c)	Termination related to Directors. The Restricted Share Units of a Director, who is not re-elected at an annual or special meeting of shareholders shall be redeemed for cash at the Fair Market Value of a Restricted Share Unit on the Redemption Date. For purposes of this Section 4.1(c), the Redemption Date shall be the date on which the annual or special meeting is held.

4.2	Death

All of the Restricted Share Units of an Eligible Person who dies shall be redeemed in accordance with Section 3.2. For the purposes of the foregoing, the Redemption Date shall be the date of the Eligible Person’s death.

4.3	No Grants Following Last Day of Active Employment

In the event of termination of any Eligible Person’s employment with the Corporation, such Eligible Person shall not be granted any Restricted Share Units pursuant to Section after the last day of active employment of such Eligible Person. Without limiting the generality of the foregoing and of Section 2.4, notwithstanding any other provision hereof, and notwithstanding any provision of any employment agreement between any Eligible Person and the Corporation, no Eligible Person will have any right to be awarded additional Restricted Share Units, and shall not be awarded any Restricted Share Units, pursuant to Section 3.1 after the last day of active employment of such Eligible Person on which such Eligible Person actually performs the duties of the Eligible Person’s position, whether or not such Eligible Person receives a lump sum payment of salary or other compensation in lieu of notice of termination, or continues to receive payment of salary, benefits or other remuneration for any period following such last day of active employment. Notwithstanding any other provision hereof, or any provision of any employment agreement between the Corporation and an Eligible Person, in no event will any Eligible Person have any right to damages in respect of any loss of any right to be awarded Restricted Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person and no severance allowance, or termination settlement of any kind in respect of any Eligible Person will include or reflect any claim for such loss of right and no Eligible Person will have any right to assert, claim, seek or obtain, and shall not assert, claim, seek or obtain, any judgment or award in respect of or which includes or reflects any such right or claim for such loss of right.

Article 5
ADMINISTRATION

5.1	Transferability

Rights respecting Restricted Share Units shall not be transferable or assignable other than by will or the laws of decent and distribution.

5.2	Administration

The Committee shall, in its sole and absolute discretion, but subject to applicable corporate, securities and tax law requirements: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Committee deems necessary or desirable for the administration and operation of the Plan. The Committee may delegate to any person any administrative duties and powers under this Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Person and his or her legal representative. The Board may establish policies respecting minimum ownership of Common Shares of the Corporation by Eligible Persons and the ability to elect Restricted Share Units to satisfy any such policy.

5.3	Records

The Corporation will maintain records indicating the number of Restricted Share Units credited to an Eligible Person under the Plan from time to time and the Grant Dates of such Restricted Share Units. Such records shall be conclusive as to all matters involved in the administration of this Plan.

5.4	Statements

The Corporation shall furnish annual statements to each Eligible Person indicating the number of Restricted Share Units credited to the Eligible Person and the Grant Dates of the Restricted Share Units and such other information that the Corporation considers relevant to the Eligible Person.

5.5	Legal Compliance

Without limiting the generality of the foregoing, the Committee may take such steps and require such documentation from Eligible Persons as the Committee may determine are desirable to ensure compliance with all applicable laws and legal requirements, including all applicable corporate and securities laws and regulations of any country, and any political subdivisions thereof, and the by-laws, rules and regulations of any stock exchanges or other organized market on which Common Shares may from time to time be listed or posted and any applicable provisions of the Income Tax Act (Canada), as amended or income tax legislation or any other jurisdiction.

Article 6
AMENDMENT AND TERMINATION

6.1	Amendment

(a)	The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain the approval of holders of a majority of shares present and voting in person or by proxy at a meeting of the shareholders of the Corporation for any amendment related to:

(i)	the percentage of the issued and outstanding Common Shares available to be granted under the Plan;

(ii)	a change in the method of calculation of redemption of Restricted Share Units held by Eligible Persons; and

(iii)	an extension to the term for redemption of Restricted Share Units held by Eligible Persons.

(b)	Unless an Eligible Person otherwise agrees, any amendment to the Plan or Restricted Share Unit shall apply only in respect of Restricted Share Units granted on or after the date of such amendment.

(c)	Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(i)	amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time;

(ii)	amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

(iii)	amendments to the provisions of the Plan respecting the terms and conditions on which Restricted Share Units may be granted pursuant to the Plan, including the provisions relating to the payment of the Restricted Share Units; and

(iv)	amendments to the Plan that are of a “housekeeping” nature.

6.2	Termination of Plan

The Board may from time to time amend or suspend this Plan in whole or in part and may at any time terminate this Plan. No such amendment, suspension or termination shall adversely affect the rights of any Eligible Person at the time of such amendment, suspension or termination with respect to outstanding and unredeemed Restricted Share Units credited to such Eligible Person without the consent of the affected Eligible Person. If the Board terminates the Plan, no new Restricted Share Units will be awarded to any Eligible Person, but outstanding and unredeemed previously credited Restricted Share Units shall remain outstanding, be entitled to payments as provided under Section 3.4, and be paid in accordance with the terms and conditions of this Plan existing at the time of termination. This Plan will finally cease to operate for all purposes when the last remaining Eligible Person receives a payment in satisfaction of all outstanding and unredeemed Restricted Share Units credited to such Eligible Person, or all outstanding and unredeemed Restricted Share Units credited to such Eligible Person are cancelled pursuant to the provisions thereof.

Article 7
GENERAL

7.1	Rights to Common Shares

This Plan shall not be interpreted to create any entitlement of any Eligible Person to any Common Shares, or to the dividends payable pursuant thereto, except as expressly provided herein. A holder of Restricted Share Units shall not have rights as a shareholder of the Corporation with respect to any Common Shares which may be issuable pursuant to the Restricted Share Units so held, whether voting, right on liquidation or otherwise.

7.2	No Right to Employment

This Plan shall not be interpreted as either an employment or trust agreement. Nothing in this Plan nor any Committee guidelines or any agreement referred to in Section 2.5 nor any action taken hereunder shall be construed as giving any Eligible Person the right to be retained in the continued employ or service of the Corporation or any of its subsidiaries, or giving any Eligible Person or any other person the right to receive any benefits not specifically expressly provided in this Plan nor shall it interfere in any way with any other right of the Corporation to terminate the employment or service of any Eligible Person at any time.

7.3	Right to Funds

Neither the establishment of this Plan nor the granting of Restricted Share Units under this Plan shall be deemed to create a trust. Amounts payable to any Eligible Person under the Plan shall be a general, unsecured obligation of the Corporation. The right of the Employee to receive payment pursuant to this Plan shall be no greater than the right of other unsecured creditors of the Corporation.

7.4	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and an Eligible Person, including without limitation, the estate of such Eligible Person and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Corporation’s or Eligible Person’s creditors.

7.5	Severability

If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

7.6	Code Section 409A

The payments hereunder in redemption of the Restricted Share Units are intended to be exempt from the provisions of Section 409A of the Code, and all such payments will be made no later than the 15th day of the third month after the later of the end of (i) the first calendar year in which the Eligible Person’s right to the payment is no longer subject to a substantial risk of forfeiture or (ii) the first taxable year of the Corporation in which the Eligible Person’s right to payment is no longer subject to a substantial risk of forfeiture. Notwithstanding the foregoing, neither the Corporation, nor its subsidiaries or affiliates, nor any of their officers, directors, employees or representatives shall be liable to the Eligible Person for any interest, taxes or penalties resulting from non-compliance with Section 409A of the Code.

RESTRICTED SHARE UNIT GRANT AGREEMENT

This Restricted Share Unit Grant Agreement is made as of the ___ day of __________, 20__ between _______________________, the undersigned “Eligible Person” (the “Eligible Person”), being an employee or director of Ur-Energy Inc. (the “Corporation”), named or designated pursuant to the terms of the Restricted Share Unit Plan of Ur-Energy Inc. (which Plan, as the same may from time to time be modified, supplemented or amended and in effect is herein referred to as the “Plan”), and the Corporation.

In consideration of the grant of Restricted Share Units made to the Eligible Person pursuant to the Plan (the receipt and sufficiency of which are hereby acknowledged), the Eligible Person hereby agrees and confirms that:

1.	The Eligible Person has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan.

2.	The Eligible Person accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the Board, the Committee, or any person to whom the Committee may delegate administrative duties and powers in relation to the Plan, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned.

3.	On ________________, 20__, the Eligible Person was granted __________ Restricted Share Units, which grant is evidenced by this Agreement.

4.	This Restricted Share Unit Grant Agreement shall be considered as part of and an amendment to the employment agreement between the Eligible Person and the Corporation and the Eligible Person hereby agrees that the Eligible Person will not make any claim under that employment agreement for any rights or entitlement under the Plan or damages in lieu thereof except as expressly provided in the Plan.

This Agreement shall be determined in accordance with the laws of Ontario and the laws of Canada applicable therein.

Words used herein which are defined in the Plan shall have the respective meanings ascribed to them in the Plan.

IN WITNESS WHEREOF, Ur-Energy Inc. has executed and delivered this Agreement, and the Eligible Person has signed, sealed and delivered this Agreement, as of the date first above written.

UR-ENERGY INC.

Per:
Name:

<Name>

Ur-Energy

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on April 25, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 5:00 pm, Mountain Time, on April 23, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

25FE13059.E.sedar/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Ur-Energy Inc. hereby appoint: Wayne W. Heili, or failing this person, Jeffrey T. Klenda

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Ur-Energy Inc. to be held at the Hampton Inn & Suites, 3095 West County Line Road, Littleton, Colorado 80129 on April 25, 2013 at 1:00 pm MDT and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Jeffrey T. Klenda	☐	☐	02. Wayne W. Heili	☐	☐	03. James M. Franklin	☐	☐
04. W. William Boberg	☐	☐	05. Paul Macdonell	☐	☐	06. Thomas Parker	☐	☐

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For Withhold

2. Appointment of Auditors

To appoint PricewaterhouseCoopers LLP as Auditors of the Company and authorize the Directors to fix their remuneration. ☐ ☐

For Against

3. RSU Plan Resolution

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

1 6 1 6 2 7 A R 2 U R G Q

Colorado Office	Wyoming Office
10758 W. Centennial Rd., Ste. 200	5880 Enterprise Dr., Ste. 200
Littleton, CO 80127	Casper, WY 82609
Tel: (866) 981-4588	Tel: (307) 265-2373
Fax: (720) 981-5643	Fax: (307) 265-2801

March 19, 2013

Dear Fellow Shareholder,

I am pleased to present to you this 2012 year-end report for Ur-Energy. The Board of Directors and our management team truly appreciate our shareholders’ continued support and confidence in the Company.

In 2012, the Company achieved significant growth in identified resources available for recovery at our flagship Lost Creek Property. We also realized the completion of the permitting and regulatory approval process which allowed us to initiate construction of the project facilities. Along the way, we entered into several product sales agreements which should secure a strong rate of return for our investment in the Lost Creek Property. All the while, we maintained a watchful eye on spending and exercised concerted budgetary constraints. Nevertheless, the success and strengthening fundamentals of the Corporation went largely overlooked by the equity market as macro-economic concerns kept investors on the sidelines.

This year, Ur-Energy management will continue to focus on advancing our core business objectives. Growth is planned through the commencement of production operations at Lost Creek and through acquisition. At this time, facility construction is moving at a rapid pace with the expectation that we will be able to achieve first production at Lost Creek this summer. We also expect to close the announced acquisition of the Pathfinder Mines assets during the second quarter of 2013. Following our strategic planning, we will move quickly to demonstrate the inherent value of these substantial assets.

Ur-Energy concluded 2012 as a strong company with an exciting future, well positioned to capitalize on the strengthening nuclear fuel markets. I am excited to share with you the highlights of our corporate accomplishments from 2012 and those ongoing in the first quarter of 2013. On the strength of those accomplishments, I am looking forward to continued success and the completion of several major milestones in 2013.

Accomplishments in 2012 and Early 2013

The year 2012 was filled with significant growth developments for Ur-Energy. The Company acquired substantial property interests and mineral rights adjacent to our Lost Creek Property. Our talented technical team produced significant expansions of the compliant resource estimate for our flagship property. The Company took measures to fortify our balance sheet during a period of strength in a generally soft market, and we implemented a marketing strategy that secures a meaningful future revenue stream in an uncertain market. Finally, we realized a long anticipated objective with the completion of the final regulatory approval necessary to commence construction at Lost Creek.

Lost Creek Property

Regulatory Achievements: The principal focus of the Company continues to be the advancement of the Lost Creek Project to production. We were pleased to announce the receipt of the US Bureau of Land Management (BLM) Final Environmental Impact Statement in August and the Record of Decision early in October, 2012. The BLM approval was the final major regulatory authorization necessary to allow construction and production at the site.

TSX: URE - NYSE MKT: URG www.ur-energy.com

Uranium Resource Base Increases: Lost Creek Property expansion efforts resulted in a 58% aggregate growth of the Lost Creek Property Measured and Indicated resources from 5.3 Mlbs U3O8 to 8.35 Mlbs U3O8. We also added over 2.0 Mlbs U3O8 to our Inferred resource inventory in 2012. Our ongoing work leads us to project that there is significant potential for the definition of additional resources through exploration and expansion of the Lost Creek Property. Resource growth in 2012 was realized through our two-pronged approach:

•	Resource Drilling: In February 2012, we completed an update to the NI 43-101 Preliminary Economic Assessment (PEA) of the Lost Creek Property, primarily based upon the 2011 drill program. The PEA expanded the Lost Creek Property Measured and Indicated Resource by 11%. For the first time, we reported resources within our Lost Creek Property holdings but outside of the Lost Creek Project area. The Inferred Resource at the Lost Creek Property was increased significantly with the inclusion of Inferred Resources on our LC North and LC South Projects.

•	Property Expansion: In February 2012, the Company acquired property interests adjacent to the Lost Creek Project in an asset exchange with Uranium One Americas. The acquired property and other newly staked federal mining claims were incorporated into the Lost Creek Property, primarily as our new LC East and LC West Projects. The Company’s historic database contained over 1,100 drill holes located on these new project areas. The database was utilized to estimate the mineral resources for LC East and LC West. In April 2012, the Company reported a 45% increase (from the February 2012 PEA) in Measured and Indicated Resources along with a 42% increase in Inferred Resources for the Lost Creek Property. A limited drill program was conducted on the LC East project area in 2012, resulting in an approximate nine percent increase in the Inferred Mineral resource for the project. Reported mineral resources in the Measured and Indicated categories did not change from the April 2012 PEA figures for LC East.

Economic Assessment: Our April 2012 update to the PEA for the Lost Creek Property continues to demonstrate the technical viability and possible economics of Lost Creek. The PEA estimates direct operating costs which place Lost Creek in the lowest quartile of all uranium production facilities worldwide at under $16.50 per pound.1

Project Construction: Project construction commenced in early October 2012. Our technical team and selected contractors have demonstrated their proficiency by moving the project forward as scheduled. Many aspects of construction are now completed with the major efforts advancing as expected for an on-time completion in June of this year.

Company Finance

In February 2012 we closed a private placement financing in which we raised C$17 million. At year’s end the Company had a cash position of approximately C$18 million to continue to advance our Company growth objectives. Our internal finance team has created exceptional opportunity for funding future growth in the Company by initiating an application to the State of Wyoming for state funded industrial development bonds. Our application for US$34 million of funding out of this seldom-utilized program is a demonstration of the creativity that characterizes the Company in all of our business dealings. Ur-Energy has enjoyed the strong support of the State of Wyoming as we work through the application process and we look forward to finalization of the bond terms and approvals, followed by the availability of this funding, in the coming weeks.

1 Cautionary statement pursuant to NI 43-101: the Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The estimated mineral recovery used in this PEA is based on site-specific laboratory recovery data as well as Company personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.

TSX: URE - NYSE MKT: URG www.ur-energy.com

Acquisitions

The Company’s approach to growth through acquisition can be defined by the expectation that any investment will only be committed to target projects that have technical and economic viability for production in the near term. Simply put, we hold numerous high quality exploration projects in our portfolio today and we will invest our treasury “at home” unless a valid opportunity for near-term production growth is available. One such opportunity was identified and, in mid-2012, the Company entered into an agreement with AREVA to acquire AREVA’s wholly-owned Pathfinder Mines Corporation. This transaction represents an exceptional opportunity for Ur-Energy. Pathfinder’s Wyoming based uranium projects and extensive historical exploration databases are expected to provide near term and long term growth opportunities for the Company. Today, both parties await approval and license transfer by the US Nuclear Regulatory Commission before the final steps to closing the transaction can be completed.

Uranium Markets and Contract Sales

In two years following the events at Fukushima in Japan, the global uranium market has endured the impact of the temporary suspension of nuclear reactor operations in that country and other reactionary responses around the world. While a greater understanding of the root causes of the event were gained, the nuclear energy industry demonstrated its resiliency, and growth in the usage of nuclear energy worldwide has resumed. New reactor development continues to outpace the retirement of the oldest reactors in the global fleet and the best estimates indicate a growth in demand for Ur-Energy’s product now and in the decades to come.

The market price of uranium has remained soft during this period with a resulting significant negative impact on the supply side of the uranium market. I believe that new growth by the small universe of uranium producing companies will be limited in the near term to the few projects which are expected to generate low production costs from the outset. Our Lost Creek project is counted among the few in this elite group.

In the latter part of 2011, Ur-Energy developed a strategic marketing initiative designed to reduce the Company’s exposure to future negative turns in uranium pricing due to unforeseen events like Fukushima. By January 2012, Ur-Energy had secured several multi-year sales agreements with major North American nuclear utilities. These contracts feature fixed pricing that will readily support ongoing production at the Company’s Lost Creek Property. The very nature of these contracts has made them a substantial asset for the Company moving forward in a low spot market price environment. The Company expects to continue to expand its portfolio of supply contracts when the proper opportunities are presented.

A Look Ahead: 2013

We expect that this year will hold several major milestones for the Company. The completion of construction and the advancement of our flagship project to production will take center stage. It is rare when a junior exploration company successfully emerges as a producer, even more so when the commodity is one as challenging as uranium. The employees and management team at Ur-Energy appreciate the long and challenging path we have travelled together in arriving at this point and we fully respect the opportunities that lay ahead. I personally believe that the true strength of this Company will be demonstrated in the months ahead as our production team is handed the torch and is allowed to advance the Company objectives.

TSX: URE - NYSE MKT: URG www.ur-energy.com

Our objectives for 2013 are similar to those we set out and accomplished in 2012. As we transition to first production, the Company looks to continue its efforts to systematically expand the minable resources that will be accessible to the Lost Creek processing plant. This objective will be achieved through implementation of our continued exploration drilling and property acquisition strategies. Ur-Energy will also continue to target growth in our production profile through strategic acquisitions and exploration on the significant land and resource positions held outside of the Lost Creek Property.

Closing Thoughts

Ur-Energy has all of the fundamental building blocks of growth in place. I believe that the Company will be producing a steady stream of positive news in 2013. The robust Lost Creek Property combined with fundamentally sound product marketing strategies, superb technical and support staff, our solid financial base and funding opportunities, and the ability to expand our mineral resources will enable us to continue moving steadily ahead with the growth of the Company.

Finally, I would like to thank all of Ur-Energy’s employees for their continued dedication in building this thriving uranium company. It is their abilities and hard work that have sustained our pace of activities in 2012. It will only be with their constant effort that we will reach the goal of generating revenues from uranium production in 2013.

Enclosed are our Management Proxy Circular and other documents relating to the Ur-Energy Inc. Annual and Special Meeting of Shareholders scheduled for April 25, 2013. These documents are also available on our website, www.ur-energy.com.

As always, we appreciate the support of our existing shareholders and invite new investors to take a look at Ur-Energy. Building shareholder value is our highest priority. Stay informed, and view the latest photos of our Lost Creek construction activities by visiting our website at www.ur-energy.com. Contact us by emailing info@ur-energy.com or calling +1-866-981-4588.

On Behalf of the Board,

/s/ Wayne W. Heili

Wayne W. Heili

President and Chief Executive Officer, Director

Cautionary Note to U.S. Investors Concerning Resource Estimates

This document uses the terms “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource.”  The Company advises US investors that while these terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (SEC) does not recognize them.  US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their legal and economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  US Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically minable.

TSX: URE - NYSE MKT: URG www.ur-energy.com

Cautionary Note Regarding Forward-Looking Information

This document contains “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timeframe culminating in the commencement of production at Lost Creek (including procurement, construction and commissioning); ability and timing of the Company to secure project financing including the state bond process; technical and economic viability of Lost Creek (including the projections contained in the preliminary analysis of economics of the property); ability to complete the acquisition of Pathfinder Mines Corporation, timing for closing the transaction and whether the projects will become near term producers; ability to complete additional favorable uranium sales agreements and the ability to reduce exposure to volatile market conditions; the ability to expand resources throughout the Lost Creek Property), and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof, and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.

TSX: URE - NYSE MKT: URG www.ur-energy.com